Commission File Number 001-31914

Exhibit 99.1

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 DECEMBER 2019

CHAIRMAN’S STATEMENT

The year of 2019 marked the 70th anniversary1 of the founding of China Life, and also the beginning of “China Life Revitalization”. In this inspiring springtime, I, on behalf of the Company’s board of directors (the “Board”), hereby report to shareholders and the public on the Company’s operating results for the year of 2019. 2019 was a truly remarkable year for us, when the external environment was complicated and ever-changing, and the insurance industry saw accelerated transformation. In the face of new development and consumption trends, the Company has always kept pace with the development of the times as well as demands from customers. With new development philosophy guiding new practices, we have embarked on the journey of “China Life Revitalization” and pursued high-quality development with concerted efforts.

In the year of 2019, net profit attributable to equity holders of the Company amounted to RMB58,287 million, an increase of 411.5% year on year. Value of one year’s sales of the Company reached RMB58,698 million, an increase of 18.6% year on year, significantly leading the market. The core solvency ratio and comprehensive solvency ratio were 266.71% and 276.53%, respectively. The Company has been listed on the “Forbes Global 2000” for 16 consecutive years, ranking 105th in 2019. Based on the Company’s sound operating performance, the Board has proposed to distribute a final cash dividend of RMB0.73 per share (inclusive of tax) and such proposal will be submitted to the 2019 Annual General Meeting for review and discussion.

[1]

The predecessor of the Company, one of the first batch of enterprises to underwrite insurance business in China, was approved by the Chinese Government for establishment in October 1949, when the People’s Republic of China was founded. In 1996, in compliance with the separate operation regulation, Zhong Bao Life Insurance Company was established to focus on life insurance business. In 1999, Zhong Bao Life Insurance Company was renamed as China Life Insurance Company. In 2003, China Life Insurance Company accelerated its reform and development and was restructured into China Life Insurance (Group) Company, which founded the Company as a sole promoter.

All these achievements embodied devotion, dedication and hard work of all the staff and sales teams of the Company, and demonstrated the precious splendor, spirit and strength of China Life. Over the past year, we adhered to the operational guideline of “prioritizing business value, strengthening sales force, achieving stable growth, upgrading technology, optimizing services and guarding against risks” and took “Dual Centers and Dual Focuses” as our strategic core, making new strides in shouldering corporate social responsibility, quality development, technology empowerment, reform and transformation, and risk prevention and control.

We firmly committed to serving the society and shouldering social responsibilities for the interest of the public. The Company gave full play to the functions of insurance as an economic “shock absorber” and social “stabilizer”, and underwrote an insured sum of RMB397 trillion for the public on a cumulative basis, with the total claims payment of more than RMB120 billion. It actively carried out policy-oriented businesses such as supplementary major medical expenses insurance and medical insurance administration projects, which helped improve basic social medical insurance protection and service level and significantly alleviated the illness-related poverty. The Company targeted to the specific insurance needs of poverty-stricken people, and made claims payment of nearly RMB3 billion to poverty-stricken people in relation to supplementary major medical expenses insurance protection. In 2019, the Company gave support to the targeted poverty alleviation work, helping nearly 87,000 poverty-stricken people be lifted from poverty. The Company proactively aligned its needs for development with national strategies. Leveraging on the leading role and demonstration effect of insurance funds, it actively participated in the country’s major development strategies including those for the coordinated development of the Beijing- Tianjin-Hebei Region, the construction of the Xiong’an New Area, the integrated development along the Yangtze River Delta, and the building of the Guangdong-Hong Kong-Macao Greater Bay Area, and took multiple measures to promote the coordinated development of regional economies. The Company also led the investment in the hydropower development project in the upper reaches of the Yellow River in Qinghai Province, participated in the mixed ownership reform of state-owned enterprises, and promoted the sustainable and healthy development of green industries.

We adhered to the concept of value-oriented development and realized consistent improvement in our development quality. We strengthened the asset-liability management and further promoted the synergy between assets and liabilities. The Company continuously consolidated the development foundation, took active measures to increase the volume of value-oriented business while enhancing the profitability of scale business. The Company’s gross written premiums exceeded RMB560 billion, maintaining a leading position in the market, and the growth of value of one year’s sales was substantially higher than that of its peers, representing the coordinated growth of business value and scale. By sticking to the protection role of insurance, the Company further optimized its business structure, with its long-term regular premiums growing over 40% year on year, and the percentage of premiums from designated protection-oriented products in the first-year regular premiums rising by 8.6 percentage points year on year. The Company allocated to yield seeking assets with long duration while grasping the short-term opportunities of the market, the gross investment income registered RMB169,043 million, representing a significant increase year on year, and the gross investment yield was 5.24%. The comprehensive investment yield2 was 7.28%, representing an increase of 418 BPs from 2018. Besides, the total number of the Company’s sales force amounted to 1.848 million, and the size of the sales force was expanded with improved quality. The monthly average productive agents increased by 34.9% year on year. Both the quality and size of the Company’s sales force improved against the downward trend, and a new-type sales team was established.

We continued to deepen technological empowerment, which comprehensively enhanced our sales and services. The Company kicked off the three-year action plan for the “Technology-driven China Life” initiative, actively applying technologies, such as AI, Big Data and Internet of Things, to empower the whole insurance value chain, pushed forward the upgrade of customer-oriented sales model, and stepped up efforts in providing one-stop integrated financial and insurance services for customers. The Company improved the whole chain of services, accelerated the building of the “One Customer, One China Life” platform, further transformed and upgraded its operations and services by promoting integrated, intelligent and ecological operations and services, and built up an “Insurance Plus” ecosystem. The Company further improved the customer experience and introduced intelligent underwriting and intelligent customer service systems. The paperless policy application rate for individual customers reached 97.8%, and the number of claims settled automatically in the whole process exceeded 10 million. The Company’s service efficiency was increased significantly with the digitalized service supply system being further optimized.

We continued to reform and innovate, which boosted vigorous driving forces for our development. The Company steadily carried out the “Dingxin Project”, upheld the concept of a “strong headquarters, streamlined provincial branches, optimized city branches and invigorated field offices”, and a development system of “Yi Ti Duo Yuan” was initially formed, featuring a strengthened individual agent channel with an emphasis on its core role of value creation in coordination with the development of group insurance, bancassurance and health insurance. By focusing on the value chain, the Company reconstructed a market-oriented and professional investment management system. It sped up the integration of front, middle and back offices and initially built an integrated intelligent operational system and a precise financial resource allocation system. It also optimized and improved the assessment and evaluation of management personnel, adopting market-oriented mechanism in talent selection and recruitment. Keeping in step with the national and regional development strategies, the Company vigorously pushed forward business revitalization in key cities, and built the new organizations, new mechanisms, new teams and new systems to cater to the urban market. The Company also implemented the “Gorgeous Counties, Happy Villages” project to consolidate its competitive strengths in rural markets of strategic importance, and generated more sources of growth from the grassroots branches of the Company.

[2]

Comprehensive investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase + Current net fair value changes of available-for-sale securities recognised in other comprehensive income)/ ((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year – Derivative financial liabilities at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)

We continued to strengthen our capability in risk control and prevention, and firmly held onto the bottom line of risks. The Company constantly improved the top-level design for risk management and control, improved the risk management system and the risk preference transmission mechanism, completed a closed loop of risk management and control covering all links of its value chain and all aspects of operation and management, and established a comprehensive risk control model with full staff participation and whole process management. The Company carried out in-depth risk inspections, comprehensively prevented and controlled key risks, strengthened the technology empowerment in risk management and control, continued to build the intelligent risk control system, and achieved more accurate prevention and control of fraud risks and money laundering risks.

After the outbreak of COVID-19 in early 2020, the Company took immediate actions in providing insurance protection, donating epidemic prevention supplies, and offering health-related insurance services, etc. The Company expanded the scope of insurance coverage of its current products, upgraded claims settlement services, and improved online services. It provided complimentary insurance protection for over 2.48 million people fighting on the front line of the epidemic. While serving the national battle against the outbreak, the Company leveraged on the achievements of “Technology-driven China Life” to enrich a variety of insurance products sold online, innovate online sales team management model, conduct sales online, and strengthen remote service capabilities, so as to secure the sales force management and business operation in an orderly manner, and provide comprehensive protection for the customers’ rights.

Looking ahead, we firmly believe that the Chinese economy will maintain its long-term sound development and its high-quality growth fundamentals remain unchanged, and that the domestic insurance industry is still at an important stage full of strategic opportunities. In 2020, we will continue to pursue high-quality development, stick to value creation during the whole process of the Company’s reform and development, and make concrete progress with “China Life Revitalization”. We will vigorously push forward the market-oriented reforms, accelerate the implementation of the “Dingxin Project”, speed up the digitalization process in business operation, enhance the application of digital technologies in sales, services and management, and strengthen the application of technological empowerment in sales, services and business operation. We will speed up the integration of service platforms, and shape the Company’s operation and services to be more integrated, intelligent and ecological. We will also strengthen risk management and control, strive to prevent major risks, enhance asset-liability management, implement “Environmental, Social and Governance (ESG)” concept, and advance our corporate governance.

“Many a little makes a mickle.” The Company will continue to uphold its original aspiration of “Protecting People’s Good Life”, revitalize China Life, forge ahead with the reform initiatives, and strive to create value for our shareholders, customers and society, making unremitting efforts to promote the high-quality development of the Chinese insurance industry, build a moderately prosperous society in all respects, and realize the first centenary goal of the country.

FINANCIAL SUMMARY

I.	Major Financial Data and Indicators for the Past Five Years

	RMB million
	Under International Financial Reporting Standards (IFRS)
Major Financial Data[1]
	2019	2018	Change	2017	2016	2015
For the year ended
Total revenues	729,474	627,419	16.3%	643,355	540,781	507,449
Net premiums earned	560,278	532,023	5.3%	506,910	426,230	362,301
Benefits, claims and expenses	677,690	621,243	9.1%	608,827	522,794	463,492
Insurance benefits and claims expenses	509,467	479,219	6.3%	466,043	407,045	352,219
Profit before income tax	59,795	13,921	329.5%	41,671	23,842	45,931
Net profit attributable to equity holders of the Company	58,287	11,395	411.5%	32,253	19,127	34,699
Net profit attributable to ordinary share holders of the Company	57,893	11,011	425.8%	31,873	18,741	34,514
Net cash inflow/(outflow) from operating activities	286,032	147,552	93.9%	200,990	89,098	(18,811)

As at 31 December
Total assets	3,726,734	3,254,403	14.5%	2,897,591	2,696,951	2,448,315
Investment assets[2]	3,573,154	3,104,014	15.1%	2,753,124	2,573,049	2,334,814
Total liabilities	3,317,392	2,931,113	13.2%	2,572,281	2,389,303	2,122,101
Total equity holders’ equity	403,764	318,371	26.8%	320,933	303,621	322,492

Per share (RMB)
Earnings per share (basic and diluted)[3]	2.05	0.39	425.8%	1.13	0.66	1.22
Equity holders’ equity per share[3]	14.28	11.26	26.8%	11.35	10.74	11.41
Ordinary share holders’ equity per share[3]	14.01	10.99	27.5%	11.08	10.47	11.13
Net cash inflow/(outflow) from operating activities per share[3]	10.12	5.22	93.9%	7.11	3.15	(0.67)

Major financial ratios
Weighted average ROE (%)	16.47	3.54	increase of 12.93 percentage points	10.49	6.16	11.56
Ratio of assets and liabilities[4] (%)	89.02	90.07	decrease of 1.05 percentage points	88.77	88.59	86.68
Gross investment yield[5] (%)	5.24	3.29	increase of 1.95 percentage points	5.16	4.69	6.42

Notes:

1.	Net profit refers to net profit attributable to equity holders of the Company, while equity holders’ equity refers to equity attributable to equity holders of the Company.

2.

Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held-to-maturity securities + Term deposits + Derivative Financial Assets + Securities purchased under agreements to resell + Loans + Statutory deposits-restricted + Investment properties + Investments in associates and joint ventures

3.

In calculating the percentage change of the “Earnings per share (basic and diluted)”, “Equity holders’ equity per share”, “Ordinary share holders’ equity per share” and “Net cash inflow/(outflow) from operating activities per share”, the tail differences of the basic figures have been taken into account.

4.	Ratio of assets and liabilities = Total liabilities/Total assets

5.

Gross investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year – Derivative financial liabilities at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)

II.	Major Items of the Consolidated Financial Statements and the Reasons for Change

				RMB million
Major Items of the Consolidated Statement of Financial Position	As at 31 December 2019	As at 31 December 2018	Change	Main Reasons for Change
Term deposits	535,260	559,341	-4.3%	Due to the maturity of term deposits
Held-to-maturity securities	928,751	806,717	15.1%	An increase in the allocation of government bonds
Available-for-sale securities	1,058,957	870,533	21.6%	An increase in the allocation of stocks in available-for-sale securities
Securities at fair value through profit or loss	141,608	138,717	2.1%	An increase in the fair value of stocks in securities at fair value through profit or loss
Securities purchased under agreements to resell	4,467	9,905	-54.9%	The needs for liquidity management
Cash and cash equivalents	53,306	50,809	4.9%	The needs for liquidity management
Loans	608,920	450,251	35.2%	An increase in policy loans and certificates of deposit
Investment properties	12,141	9,747	24.6%	New investments in investment properties
Investments in associates and joint ventures	222,983	201,661	10.6%	An increase in investments in associates and joint ventures
Deferred tax assets	128	1,257	-89.8%	Affected by an increase in the fair value of available-for-sale securities
Insurance contracts	2,552,736	2,216,031	15.2%	The accumulation of insurance liabilities from new policies and renewals
Investment contracts	267,804	255,434	4.8%	An increase in the scale of universal insurance accounts

Major Items of the Consolidated Statement of Financial Position	As at 31 December 2019	As at 31 December 2018	Change	Main Reasons for Change
Securities sold under agreements to repurchase	118,088	192,141	-38.5%	The needs for liquidity management
Annuity and other insurance balances payable	51,019	49,465	3.1%	—
Interest-bearing loans and other borrowingsNote	20,045	20,150	-0.5%	—
Bonds payable	34,990	—	N/A	Issuance of capital supplemental bonds during the Reporting Period
Deferred tax liabilities	10,330	—	N/A	Affected by an increase in the fair value of available-for-sale securities
Equity holders’ equity	403,764	318,371	26.8%	Due to the combined impact of total comprehensive income and profit distribution during the Reporting Period

Note:

Interest-bearing loans and other borrowings include a three-year bank loan of EUR67 million with a maturity date on 18 January 2021, a five-year bank loan of GBP275 million with a maturity date on 25 June 2024, a five-year bank loan of USD860 million with a maturity date on 16 September 2024, and a six-month bank loan of EUR127 million with a maturity date on 11 January 2020 which is automatically renewed upon maturity pursuant to the terms of the agreement. All the above are fixed rate loans. A five-year bank loan of USD970 million with a maturity date on 27 September 2024, a three-year loan of EUR400 million with a maturity date on 6 December 2020, and a one-year bank loan of USD18 million with a maturity date on 6 November 2020, which are floating rate loans.

For the year ended 31 December				RMB million
Major Items of the Consolidated Statement of Comprehensive Income	2019	2018	Change	Main Reasons for Change
Net premiums earned	560,278	532,023	5.3%	—
Life insurance business	445,719	436,863	2.0%	Due to the steady growth of life insurance business
Health insurance business	99,575	80,279	24.0%	The expansion of health insurance business by the Company
Accident insurance business	14,984	14,881	0.7%	—
Investment income	139,919	125,167	11.8%	An increase in interest income from fixed-maturity investments and dividends from stocks
Net realised gains on financial assets	1,831	(19,591)	N/A	An increase in spread income of stocks and funds in available-for-sale securities
Net fair value gains through profit or loss	19,251	(18,278)	N/A	An increase in spread income and fair value of stocks in securities at fair value through profit or loss
Share of net profit of associates and joint ventures	8,011	7,745	3.4%	An increase in profits of certain associates
Other income	8,195	8,098	1.2%	—
Insurance benefits and claims expenses	509,467	479,219	6.3%	Due to a combined impact of the growth of insurance business and a decrease in maturities payments and surrender payments
Investment contract benefits	9,157	9,332	-1.9%	—

Major Items of the Consolidated Statement of Comprehensive Income	2019	2018	Change	Main Reasons for Change
Policyholder dividends resulting from participating in profits	22,375	19,646	13.9%	An increase in investment yield from the participating accounts
Underwriting and policy acquisition costs	81,396	62,705	29.8%	An increase in commissions of regular business due to the growth of the Company’s business and the optimization of its business structure
Finance costs	4,255	4,116	3.4%	An increase in interest paid for bonds payables
Administrative expenses	40,275	37,486	7.4%	The growth of business
Income tax	781	1,985	-60.7%	The impact from the new policy on pre-tax deduction of underwriting and policy acquisition costs
Net profit attributable to equity holders of the Company	58,287	11,395	411.5%	Due to an increase in gross investment income and the impact from the new policy on pre-tax deduction of underwriting and policy acquisition costs

MANAGEMENT DISCUSSION AND ANALYSIS

I.	Review of Business Operations in 2019

In 2019, despite the complicated situation of increased risks and challenges at home and abroad, the Company concentrated on the strategic goal of “China Life Revitalization” with “Dual Centers and Dual Focuses” as its strategic core, adhered to the overall keynote of making steady progress, and upheld the operational guideline of “prioritizing business value, strengthening sales force, achieving stable growth, upgrading technology, optimizing services, and guarding against risks”. The Company accelerated the establishment of a development system of “Yi Ti Duo Yuan” with strengthened individual agent channel in coordination with other channels as well as a market-oriented investment management system, strengthened technological empowerment, focused on the transformation of sales and the development of protection-oriented business, reformed its sales models, investment and services systems, constantly improved the efficiency of risk prevention and control, and achieved the coordinated growth of business scale and value.

During the Reporting Period, the Company’s gross written premiums amounted to RMB567,086 million, an increase of 5.8% year on year, maintaining its industry leadership position. As at 31 December 2019, embedded value of the Company reached RMB942,087 million, an increase of 18.5% from the end of 2018. Value of one year’s sales was RMB58,698 million, an increase of 18.6% year on year. During the Reporting Period, the Company continued to enhance the asset-liability management, and its gross investment income reached RMB169,043 million, a significant increase of 77.7% from 2018. Due to an increase in gross investment income and the impact from the new policy on pre-tax deduction of underwriting and policy acquisition costs, net profit attributable to equity holders of the Company was RMB58,287 million, an increase of 411.5% year on year. As at the end of the Reporting Period, the core solvency ratio and the comprehensive solvency ratio were 266.71% and 276.53%, respectively.

Key Performance Indicators of 2019

	RMB million
	2019	2018
Gross written premiums	567,086	535,826
Premiums from new policies	181,289	171,148
Including: First-year regular premiums	109,416	104,419
First-year regular premiums with a payment duration of ten years or longer	59,168	41,635
Renewal premiums	385,797	364,678
Gross investment income	169,043	95,148
Net profit attributable to equity holders of the Company	58,287	11,395
Value of one year’s sales[1]	58,698	49,511
Including: Exclusive individual agent channel	52,189	42,839
Bancassurance channel	6,288	6,357
Group insurance channel	221	314
Policy Persistency Rate (14 months)[2] (%)	86.80	91.10
Policy Persistency Rate (26 months)[2] (%)	85.90	86.00

	As at 31 December 2019	As at 31 December 2018
Embedded value	942,087	795,052
Number of long-term in-force policies (hundred million)	3.03	2.85

Notes:

1.	Numbers may not be additive due to rounding.

2.

The Persistency Rate for long-term individual life insurance policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

During the Reporting Period, with a commitment to high-quality development, the Company achieved a rapid growth in its business value. Value of one year’s sales of the Company was RMB58,698 million, an increase of 18.6% year on year. The new business margin of one year’s sales of the exclusive individual agent channel and the bancassurance channel increased by 3.2 and 5.1 percentage points year on year, respectively. As at 31 December 2019, embedded value of the Company reached RMB942,087 million, increasing by 18.5% from the end of 2018. The surrender rate3 was 1.89%, a decrease of 2.80 percentage points year on year.

During the Reporting Period, the Company vigorously developed its long-term regular business and its business structure was further optimized. First-year regular premiums amounted to RMB109,416 million, which accounted for 97.89% of long-term first-year premiums, increasing by 7.73 percentage points year on year. In particular, first-year regular premiums with a payment duration of ten years or longer were RMB59,168 million (a year-on-year increase of 42.1%), which accounted for 54.08% of the first-year regular premiums (a year-on-year increase of 14.21 percentage points). Renewal premiums amounted to RMB385,797 million (a year-on-year increase of 5.8%), which accounted for 68.03% of the gross written premiums.

During the Reporting Period, the Company emphasized its due role of insurance protection, and made great efforts to develop protection-oriented business. The Company accelerated the development of protection-oriented businesses and further diversified its product mix. Out of the top ten insurance products by first-year regular premiums, six were protection-oriented products. The percentage of premiums from designated protection-oriented insurance business in the first-year regular premiums rose by 8.6 percentage points year on year, with an increase in both the number of protection-oriented insurance policies and average premiums per policy.

During the Reporting Period, the Company achieved significant increase in investment income by constantly enhancing the asset-liability management and optimizing its asset allocation strategies. The Company recorded a gross investment income of RMB169,043 million, a year-on- year increase of 77.7% from 2018.

[3]	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premiums of long-term insurance contracts)

In 2019, the Company kicked off the “Dingxin Project” under the guidance of “China Life Revitalization” strategy with “Dual Centers and Dual Focuses” as its strategic core. As at the end of the Reporting Period, the Company completed the optimization of its organizational structure and personnel adjustments and actively explored and established an organizational model and mechanism in line with the Company’s strategy. In terms of sales function, a development system of “Yi Ti Duo Yuan” was initially formed, which featured a strengthened individual agent channel at the core of value creation. The Company integrated all sales resources for individual insurance business and consolidated the bancassurance channel’s insurance planners, tele-sales and agent channel’s upsales teams. By separately managing and operating the general agent team and the new upsales team, which were both supported by the four functions of individual insurance planning, individual insurance operation, training and integrated finance functions, the Company deepened the transformation and upgrade of individual insurance business. In the development of the diversification (“Duo Yuan”) system, the Company reinforced and improved the existing advantages of the other channels. The group insurance channel focused on the development of its professional operation capacity. The bancassurance channel would generate business through bank outlets, properly coordinate growth in business scale and value, and optimize its business structure. The health insurance channel focused on professional development. In terms of the investment function, the Company further improved its top-down investment management system in line with the investment value creation chain, including strategic asset allocation, tactical asset allocation, investment management, strengthened risk management in all aspects and investment operation support. In terms of operations, the Company accelerated the integration of front, middle, and back offices, gradually established an integrated intelligent operational system and a precise financial resource allocation system, and started to set up an operation and financial sharing service center. Based on the completion of its organizational restructuring in 2019, the Company will continue to push forward the “Dingxin Project” reforms, further improve its operational and management capabilities, and further promote reform and transformation in sales, investment, product, operations, technology, and human resources.

II.	Business Analysis

(I)	Insurance Business

1.	Gross written premiums categorized by business

For the year ended 31 December	RMB million
	2019	2018	Change
Life Insurance Business	446,562	437,540	2.1%
First-year business	100,674	106,212	-5.2%
First-year regular	98,342	94,834	3.7%
Single	2,332	11,378	-79.5%
Renewal business	345,888	331,328	4.4%
Health Insurance Business	105,581	83,614	26.3%
First-year business	66,213	50,705	30.6%
First-year regular	11,000	9,430	16.6%
Single	55,213	41,275	33.8%
Renewal business	39,368	32,909	19.6%
Accident Insurance Business	14,943	14,672	1.8%
First-year business	14,402	14,231	1.2%
First-year regular	74	155	-52.3%
Single	14,328	14,076	1.8%
Renewal business	541	441	22.7%

Total	567,086	535,826	5.8%

Note:	Single premiums in the above table include premiums from short-term insurance business.

During the Reporting Period, by further improving its business structure, gross written premiums from the life insurance business of the Company amounted to RMB446,562 million, rising by 2.1% year on year; gross written premiums from the health insurance business reached RMB105,581 million, rising by 26.3% year on year; and gross written premiums from the accident insurance business were RMB14,943 million, a year-on-year increase of 1.8%.

2.	Gross written premiums categorized by channel

For the year ended 31 December	RMB million
	2019	2018
Exclusive Individual Agent Channel	436,621	408,278
First-year business of long-term insurance	84,142	79,513
First-year regular	83,865	79,241
Single	277	272
Renewal business	336,676	316,930
Short-term insurance business	15,803	11,835
Bancassurance Channel	70,060	76,841
First-year business of long-term insurance	23,851	31,881
First-year regular	23,820	23,239
Single	31	8,642
Renewal business	44,623	43,785
Short-term insurance business	1,586	1,175
Group Insurance Channel	28,846	26,404
First-year business of long-term insurance	3,018	3,487
First-year regular	968	1,004
Single	2,050	2,483
Renewal business	1,995	1,649
Short-term insurance business	23,833	21,268
Other Channels[1]	31,559	24,303
First-year business of long-term insurance	763	937
First-year regular	763	935
Single	—	2
Renewal business	2,503	2,314
Short-term insurance business	28,293	21,052

Total	567,086	535,826

Notes:

1.	Other channels mainly include supplementary major medical expenses insurance business, tele-sales, online sales, etc.

2.

The Company’s channel premium breakdown was presented based on the separate groups of sales personnel including exclusive individual agent team, group insurance sales representatives, bancassurance sales team and other distribution channels.

In 2019, by consistently focusing on business value growth and accelerating reform and transformation, the Company’s core businesses developed at a faster speed with its value of one year’s sales rising significantly. With its sales force expanding steadily, quality of the sales force improved constantly. As at the end of 2019, the total number of the Company’s sales force reached 1.848 million.

Exclusive Individual Agent Channel. In 2019, focusing on business value growth, the exclusive individual agent channel deepened transformation and upgrade in its sales management, prioritized the growth of protection-oriented business, reinforced coordinated development of business, sales force and day-to-day management, and achieved coordinated growth of business scale and value, with its new business margin of one year’s sales increasing significantly. During the Reporting Period, gross written premiums from the exclusive individual agent channel amounted to RMB436,621 million, an increase of 6.9% year on year. First-year regular premiums from the channel were RMB83,865 million, an increase of 5.8% year on year, which accounted for 99.67% of first-year premiums of long-term insurance. In particular, the percentage of first-year regular premiums with a payment duration of ten years or longer in first-year regular premiums was 62.24%, an increase of 15.89 percentage points year on year. Renewal premiums amounted to RMB336,676 million, an increase of 6.2% year on year. New business margin of one year’s sales of the channel reached 45.3%, a year-on-year increase of 3.2 percentage points. In 2019, the sales force of the channel was improved in both quantity and quality, which substantially drove business growth. As at the end of 2019, the number of exclusive individual agents was 1.613 million, an increase of 12.1% from the end of 2018. The quality of the sales force was improved constantly, with the number of monthly average productive agents increasing by 34.9% year on year and the monthly average number of agents selling designated protection-oriented products increasing by 43.8% year on year. As at the end of 2019, the number of upsales agents which were included in the exclusive individual agents reached 577,000, an increase of 42.1% from the end of 2018, outpacing the growth of the exclusive individual agent force as a whole. In 2019, the day-to-day management of the channel was strengthened significantly, with various day-to-day management indicators being improved.

Bancassurance Channel. In 2019, with an emphasis on regular premium business, the bancassurance channel furthered its business restructuring, with its new business margin of one year’s sales of the channel rising constantly. During the Reporting Period, gross written premiums from the bancassurance channel amounted to RMB70,060 million, a decrease of 8.8% year on year. First-year regular premiums were RMB23,820 million, an increase of 2.5% year on year. In particular, first-year regular premiums with a payment duration of ten years or longer were RMB5,925 million (a year-on-year increase of 47.2%), accounting for 24.87% of the first-year regular premiums, a year-on-year increase of 7.55 percentage points. New business margin of one year’s sales of the channel reached 23.8%, increasing by 5.1 percentage points year on year. Renewal premiums amounted to RMB44,623 million (a year-on-year increase of 1.9%), accounting for 63.69% of the gross written premiums from this channel, a year-on-year increase of 6.71 percentage points. As at the end of 2019, as a result of strengthening its sales team management and improving sales force quality, the number of sales representatives of the bancassurance channel was 166,000, with the monthly average active insurance planners for long-term business increasing by 36.1% year on year.

Group Insurance Channel. In 2019, the group insurance channel consistently deepened business diversification, stepped up efforts to expand key business segments, and achieved rapid development of various businesses. During the Reporting Period, gross written premiums from the group insurance channel were RMB28,846 million, an increase of 9.2% year on year. Short-term insurance premiums from the channel were RMB23,833 million, an increase of 12.1% year on year. The Company actively carried out the pilot program of tax deferred pension insurance business and consistently promoted the tax-advantaged health insurance business. With stricter performance appraisal and seeking for quality enhancement of its sales team, the number of direct sales representatives was 65,500 as at the end of 2019, among which, the number of high-performance representatives reached 45,000.

Other Channels . In 2019, gross written premiums from other channels reached RMB31,559 million, an increase of 29.9% year on year. The Company actively developed policy-oriented health insurance businesses, including supplementary major medical expenses insurance, long-term care insurance and supplementary medical insurance for social security, which consistently led the market. As at the end of the Reporting Period, the Company carried out over 230 supplementary major medical expenses insurance programs, providing services to nearly 400 million people in 31 provinces and cities. It also provided supplementary medical insurance protection for social security in 15 provinces, serving 38 million people, undertook over 600 medical insurance administration projects, covering more than 100 million people, and offered long-term care insurance protection for more than 13 million people. In 2019, the Company saw a faster growth in its online sales business. The Company emphasized product innovation, reinforced quality management and guarded against business risk. To optimize customer experience, the Company provided quick and convenient ways for online insurance application and diversified online services to insurance customers via various models, including direct sales on the Company’s official website, integration of both online and offline sales, and collaboration with platform resources.

The Company actively consolidated internal and external ecological resources, steadily pushed forward its coordinated business development with other subsidiaries of China Life Insurance (Group) Company, carried out market expansion and widened customer base through the strategy of “One Customer, One-stop Service”. In 2019, premiums from property insurance cross-sold by the Company increased by 9.4% year on year, whereas new bids of enterprise annuity funds and pension security products of China Life Pension Company Limited cross-sold by the Company grew by 26.7% year on year. Meanwhile, the Company entrusted China Guangfa Bank Co., Ltd. (“CGB”) to sell bancassurance products, with first-year regular premiums for 2019 increasing by 52.8% year on year. The number of new debit cards and credit cards jointly issued by the Company and CGB during the year exceeded one million, which demonstrated the synergy effects of platform operation, positive interaction and mutual benefits to both companies.

3.	Analysis of major insurance products

(1)	Top five insurance products in terms of gross written premium

For the year ended 31 December				RMB million
Insurance product	Gross written premium	Standard premiums from new policies[1]	Major sales channel	Surrenders

China Life Xin Fu Ying Jia Annuity Insurance (國壽鑫福贏家年金保險)[2]	37,024	—	Mainly through the channel of exclusive individual agents	586

China Life Xin Xiang Jin Sheng Annuity Insurance (Type A) (國壽鑫享金生年金保險（A款）)	36,345	10,948	Mainly through the channel of exclusive individual agents	140

China Life Supplementary Major Medical Expenses Insurance for Rural and Urban Citizens (Type A) (國壽城鄉居民大病團體醫療 保險（A型）)	25,757	25,757	Through other channels	—

China Life Hong Fu Zhi Zun Annuity Insurance (participating insurance) (國壽鴻福至尊年金保險 （分紅型）)[2]	21,429	—	Mainly through the channel of exclusive individual agents	503

China Life Xin Ru Yi Annuity Insurance (platinum version) (國壽鑫如意年金保險 （白金版）)[2]	21,276	—	Mainly through the channel of exclusive individual agents	504

Notes:

1.

Standard premiums were calculated in accordance with the calculation methods set forth in the “Notice on Establishing the Industry Standard of Standard Premiums in the Life Insurance Industry” (Bao Jian Fa [2004] No. 102) and the “Supplementary Notice of the ‘Notice on Establishing the Industry Standard of Standard Premiums in the Life Insurance Industry’” (Bao Jian Fa [2005] No. 25) of the former China Insurance Regulatory Commission.

2.

China Life Xin Fu Ying Jia Annuity Insurance, China Life Hong Fu Zhi Zun Annuity Insurance (participating insurance) and China Life Xin Ru Yi Annuity Insurance (platinum version) have been replaced by their upgraded products and are no longer on sale, and the gross written premiums are recorded as renewal premiums.

(2)	Top three insurance products in terms of net increase in investment contract

For the year ended 31 December			RMB million
Insurance product	Net increase in investment contract	Major sales channel	Surrender value

China Life Xin Account Endowment Insurance (universal type) (exclusive version) (國壽鑫賬戶兩全保險（萬能型）（尊享版）)	10,107	Mainly through the channel of exclusive individual agents	157

China Life Xin Account Endowment Insurance (universal type) (diamond version) (國壽鑫賬戶兩全保險（萬能型）（鑽石版）)	7,598	Mainly through the channel of exclusive individual agents	349

China Life Jin Account Endowment Insurance (universal type) (國壽金賬戶兩全保險（萬能型）)	3,385	Mainly through the channel of exclusive individual agents	134

4.	Insurance Contracts

	RMB million
	As at 31 December 2019	As at 31 December 2018	Change
Life insurance	2,385,407	2,081,822	14.6%
Health insurance	158,800	125,743	26.3%
Accident insurance	8,529	8,466	0.7%

Total of insurance contracts	2,552,736	2,216,031	15.2%

Including: residual margin Note	768,280	684,082	12.3%

Note:

The residual margin is a component of insurance contract reserve, which results in no Day 1 gain at the initial recognition of an insurance contract. The residual margin is set to zero if it is negative. The growth of residual margin arises mainly from new business.

As at the end of the Reporting Period, the reserves of insurance contracts of the Company increased by 15.2% from the end of 2018, which is primarily due to the accumulation of insurance liabilities from new policies and renewal business. As at the date of the statement of financial position, the reserves of various insurance contracts of the Company passed the adequacy test.

5.	Analysis of claims and policyholder benefits

For the year ended 31 December	RMB million
	2019	2018	Change
Insurance benefits and claims expenses	509,467	479,219	6.3%
Life insurance business	427,673	412,876	3.6%
Health insurance business	75,471	59,689	26.4%
Accident insurance business	6,323	6,654	-5.0%
Investment contract benefits	9,157	9,332	-1.9%
Policyholder dividends resulting from participation in profits	22,375	19,646	13.9%

During the Reporting Period, insurance benefits and claims expenses rose by 6.3% year on year due to an increase in reserves for insurance liabilities. In particular, health insurance business rose by 26.4% year on year due to health insurance business growth. Investment contract benefits declined by 1.9% year on year due to a decrease in the settlement interest rate of universal insurance accounts. Policyholder dividends resulting from participation in profits increased by 13.9% year on year due to an increase in investment yield from participating account.

6.	Analysis of underwriting and policy acquisition costs and other expenses

For the year ended 31 December	RMB million
	2019	2018	Change
Underwriting and policy acquisition costs	81,396	62,705	29.8%
Finance costs	4,255	4,116	3.4%
Administrative expenses	40,275	37,486	7.4%
Other expenses	9,602	7,642	25.6%
Statutory insurance fund contribution	1,163	1,097	6.0%

During the Reporting Period, underwriting and policy acquisition costs rose by 29.8% year on year due to an increase in the commissions of regular business resulting from the Company’s enhanced efforts in business restructuring. Administrative expenses increased by 7.4% year on year as a result of business growth.

(II)	Investment Business

In 2019, the global economic growth slowed down synchronously, with repeated trade frictions becoming the biggest disturbance factor. The growth of domestic economy slightly slowed down but generally remained stable. The interest rate of the domestic bond market fluctuated and declined within a narrow range, and the stock market saw a significant rise compared to the beginning of 2019. The Company constantly reinforced its asset-liability management and increased the allocation in yield seeking assets and strategic assets. In respect of fixed-income investment, the Company optimized the portfolio structure and accumulated assets with long duration. While grasping opportunities to allocate to traditional fixed-income assets with long duration, it increased allocation to non-standard financial assets and bank capital replenishment instruments, etc. As a result, the Company’s investment yields were increased while the credit risk was strictly controlled. In respect of its open market equity investment, the Company achieved satisfactory investment returns through effectively implementing tactical allocations, carrying out rebalancing as appropriate and optimizing the structure of equity holdings. As at the end of the Reporting Period, the Company’s investment assets reached RMB3,573,154 million, an increase of 15.1% from the end of 2018.

1.	Investment Portfolios

As at the end of the Reporting Period, our investment assets categorized by investment object are set out as below:

	RMB million
	As at 31 December 2019		As at 31 December 2018
	Amount	Percentage	Amount	Percentage
Investment category
Fixed-maturity financial assets	2,674,261	74.85%	2,407,236	77.55%
Term deposits	535,260	14.98%	559,341	18.02%
Bonds	1,410,564	39.48%	1,309,831	42.20%
Debt-type financial products[1]	415,024	11.62%	351,277	11.32%
Other fixed-maturity investments[2]	313,413	8.77%	186,787	6.01%
Equity financial assets	605,996	16.95%	424,656	13.68%
Common stocks	276,604	7.74%	178,710	5.76%
Funds[3]	118,450	3.31%	106,271	3.42%
Bank wealth management products	32,640	0.91%	32,854	1.06%
Other equity investments[4]	178,302	4.99%	106,821	3.44%
Investment properties	12,141	0.34%	9,747	0.31%
Cash and others[5]	57,773	1.62%	60,714	1.96%
Investments in associates and joint ventures	222,983	6.24%	201,661	6.50%

Total	3,573,154	100.00%	3,104,014	100.00%

Notes:

1.

Debt-type financial products include debt investment schemes, equity investment plans, trust schemes, project asset-backed plans, credit asset-backed securities, specialized asset management plans, and asset management products, etc.

2.	Other fixed-maturity investments include policy loans, statutory deposits-restricted, and interbank certificates of deposit, etc.

3.

Funds include equity funds, bond funds and money market funds, etc. In particular, the balances of money market funds as at 31 December 2019 and 31 December 2018 were RMB1,829 million and RMB4,635 million, respectively.

4.	Other equity investments include private equity funds, unlisted equities, preference shares, and equity investment plans, etc.

5.	Cash and others include cash, cash at banks, short-term deposits and securities purchased under agreements to resell, etc.

As at the end of the Reporting Period, among the major types of investments, the percentage of investment in bonds changed to 39.48% from 42.20% as at the end of 2018, the percentage of term deposits changed to 14.98% from 18.02% as at the end of 2018, the percentage of investment in debt-type financial products increased to 11.62% from 11.32% as at the end of 2018, and the percentage of investment in stocks and funds (excluding money market funds) increased to 11.00% from 9.03% as at the end of 2018.

The Company’s debt-type financial products mainly concentrated on sectors such as transportation, public utilities and energy, and the financing entities were primarily large central-owned enterprises and state-owned enterprises. As at the end of the Reporting Period, over 99% of the debt-type financial products held by the Company had ratings of AAA or above by external rating institutions. In general, the quality of the debt-type financial products invested by the Company was in good condition and the risks were well controlled.

2.    Investment Income

For the year ended 31 December	RMB million
	2019	2018
Gross investment income	169,043	95,148
Net investment income	149,109	133,017
Net income from fixed-maturity investments	116,254	106,422
Net income from equity investments	22,804	17,776
Net income from investment properties	31	105
Investment income from cash and others	861	969
Share of profit of associates and joint ventures	9,159	7,745
Net realised gains on financial assets	1,831	(19,591)
Net fair value gains through profit or loss	19,251	(18,278)
Disposal gains and impairment loss of associates and joint ventures	(1,148)	—
Net investment yield[1]	4.61%	4.64%
Gross investment yield[2]	5.24%	3.29%

Notes:

1.

Net investment yield = (Net investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)

2.

Gross investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year – Derivatives financial liabilities at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivatives financial liabilities at the end of the period)/2)

In 2019, the Company’s net investment income was RMB149,109 million, an increase of RMB16,092 million from 2018 and a year-on-year increase of 12.1%. As the Company increased its allocation in interest-bearing assets such as bonds with long duration, stocks with high dividends and non-standard assets in recent years, although the interest rate fluctuated and trended downwards, the Company’s net investment yield remained stable at 4.61%. In the meantime, in respect of the equity investments, the Company followed the long-term investment direction and effectively implemented tactical allocations under the established strategic asset allocation guidance, and the Company’s investment income rose significantly. The gross investment income of the Company reached RMB169,043 million, an increase of RMB73,895 million from 2018, and the gross investment yield was 5.24%, an increase of 195 BPs from the end of 2018. The comprehensive investment yield taking into account the current net fair value changes of available-for-sale securities recognised in other comprehensive income was 7.28%, an increase of 418 BPs from the end of 2018.

3.	Major Investments

During the Reporting Period, there was no material equity investment or non-equity investment of the Company that is subject to disclosure requirements.

III.	Analysis of Specific Items

(I)	Profit before income Tax

For the year ended 31 December	RMB million
	2019	2018	Change
Profit before income tax	59,795	13,921	329.5%
Life insurance business	42,418	1,630	2,502.3%
Health insurance business	5,875	4,100	43.3%
Accident insurance business	489	495	-1.2%
Other businesses	11,013	7,696	43.1%

During the Reporting Period, due to an increase in gross investment income, profit before income tax from the life insurance business increased by 2,502.3% year on year, profit before income tax from the health insurance business increased by 43.3% year on year, profit before income tax from the accident insurance business basically remained flat compared to 2018, and profit before income tax from other businesses increased by 43.1% year on year.

(II)	Analysis of Cash Flows

1.	Liquidity Sources

Our cash inflows mainly come from insurance premiums, income from non-insurance contracts, interest income, dividend and bonus, and proceeds from sale and maturity of investment assets. The primary liquidity risks with respect to these cash inflows are the risk of surrender by contract holders and policyholders, as well as the risks of default by debtors, interest rate fluctuations and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the balance of cash and cash equivalents was RMB53,306 million. In addition, the vast majority of our term deposits in banks allow us to withdraw funds on deposits, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB535,260 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. We are also subject to market liquidity risk due to the large size of our investments in some of the markets. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may adversely affect our ability to sell these investments or sell them at a fair price.

2.	Liquidity Uses

Our principal cash outflows primarily relate to the payables for the liabilities associated with our various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and policy loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

3.	Consolidated Cash Flows

The Company has established a cash flow testing system, and conducts regular tests to monitor the cash inflows and outflows under various scenarios and adjusts the asset portfolio accordingly to ensure sufficient sources of liquidity.

For the year ended 31 December				RMB million
	2019	2018	Change	Main Reasons for Change

Net cash inflow/ (outflow) from operating activities	286,032	147,552	93.9%	A decrease in surrender payments and maturity payments

Net cash inflow/ (outflow) from investing activities	(247,515)	(238,373)	3.8%	The needs for investment management

Net cash inflow/ (outflow) from financing activities	(36,075)	92,963	N/A	The needs for liquidity management

Foreign exchange gains/(losses) on cash and cash equivalents	55	81	-32.1%	—

Net increase/ (decrease) in cash and cash equivalents	2,497	2,223	12.3%	—

(III)	Solvency Ratio

An insurance company shall have the capital commensurate with its risks and business scale. According to the nature and capacity of loss absorption by capital, the capital of an insurance company is classified into the core capital and the supplementary capital. The core solvency ratio is the ratio of core capital to minimum capital, which reflects the adequacy of the core capital of an insurance company. The comprehensive solvency ratio is the ratio of the sum of core capital and supplementary capital to minimum capital, which reflects the overall capital adequacy of an insurance company. The following table shows our solvency ratios as at the end of the Reporting Period:

	RMB million
	As at 31 December 2019	As at 31 December 2018
Core capital	952,030	761,353
Actual capital	987,067	761,367
Minimum capital	356,953	303,872
Core solvency ratio	266.71%	250.55%
Comprehensive solvency ratio	276.53%	250.56%

Note:	The China Risk Oriented Solvency System was formally implemented on 1 January 2016. This table is compiled according to the rules of the system.

As at the end of the Reporting Period, the Company’s comprehensive solvency ratio increased by 25.97 percentage points from the end of 2018, which was due to an increase in gross investment income, improvement of business structure and the issuance of capital supplemental bonds of RMB35 billion.

(IV)	Sale of Material Assets and Equity

During the Reporting Period, there was no sale of material assets and equity of the Company.

(V)    Business Operations of Our Main Subsidiaries and Affiliates

RMB million
Company Name	Major Business Scope	Registered Capital	Shareholding	Total Assets	Net Assets	Net Profit
China Life Asset Management Company Limited (“AMC”)	Management and utilization of proprietary funds; acting as agent or trustee for asset management business; consulting business relevant to the above businesses; other asset management business permitted by applicable PRC laws and regulations	4,000	60%	11,914	10,354	1,286

China Life Pension Company Limited (“Pension Company”)	Group pension insurance and annuity; individual pension insurance and annuity; short-term health insurance; accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; pension insurance asset management product business; management of funds in RMB or foreign currency as entrusted by entrusting parties for the retirement benefit purpose; other businesses permitted by the China Banking and Insurance Regulatory Commission (the “CBIRC”)	3,400	70.74% is held by the Company, and 3.53% is held by AMC	5,644	4,084	635

China Life Property and Casualty Insurance Company Limited (“CLP&C”)	Property loss insurance; liability insurance; credit insurance and guarantee insurance; short-term health insurance and accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; other business permitted by the CBIRC	18,800	40%	91,167	23,330	2,123

CGB	The businesses approved by the CBIRC include commercial banking businesses such as public and private deposits, loans, payment and settlement, and capital business	19,687	43.686%	2,632,798	209,564	12,581

IV.	Technological Empowerment and Operations and Services

(I)	Technological Empowerment

During 2019, the Company kicked off its three-year action plan for the “Technology-driven China Life” initiative in all aspects. It actively applied advanced technologies to empower the whole insurance value chain, constantly strengthened its technological service capabilities to integrate internal resources and connecting with customers, and steadily pushed forward digital transformation to support its high-quality development.

Core Business Empowerment and Intelligent Upgrade

Sales empowerment and management model upgrade. The Company adopted technologies such as AI, Big Data and Internet of Things to achieve data integration, which help achieve smarter, more accurate and convenient insurance sales. In 2019, the online customer acquisition grew by 47% year on year, and the percentage of online sales force recruitment reached 70%. The Company held online training sessions for new agents with 4.9 million person-times participation. More than 60 million person-times of customers were recommended to the sales team via the intelligent platform, and the ratio of customers who purchased long-term insurance policies increased by five times.

Field offices empowerment and equipment upgrade. The application of the “Internet of Things” technology accelerated the real-time interconnection between different field offices and networks as well as the intelligent upgrade of daily office operations. In 2019, the Company added 88,000 sets of intelligent equipment and achieved full digital coverage at Star Field Offices. It deployed more than 2,000 self-service terminals at its service counters across China and set up demonstrative 5G digital field offices in multiple cities. It established a sales command center that covered the entire country and had direct access to the frontline, enabling real-time information transmission and turning its field offices into the digital bases for further services extension.

Services empowerment and experience upgrade. The Company continued to advance the application of AI in the fields of underwriting, policy administration, claims settlement, services and risk control. In 2019, the approval rate of individual insurance policies by automatic underwriting was 89.4%, and the number of claims settled automatically in the whole process reached more than 11.3 million. The Company introduced a short-term risk identification model for critical illness insurance with a 91% accuracy rate in identifying risks. It also developed a platform to utilize intelligent technologies to discover and verify suspected money-laundering activities, thus effectively solving the difficulties in identifying and verifying money laundering activities. The Company also stepped up efforts in identifying non-compliance of agents by intelligent means, which enhanced its ability to control sales risks in a practical manner.

Establishment of Ecosystem to Integrate Internal Resources and Connect with Customers

Cloud-based infrastructure enabling comprehensive upgrade. The Company revamped its IT infrastructure and utilized industry-leading hybrid clouds to achieve the rapid deployment of front office applications and secure storage of back office data, which effectively improved the stability, smoothness and security of the systems. Specifically, resource allocation efficiency and overall access speed increased by ten times and three times, respectively. While substantially expanding the resources of its basic platform, the Company also managed to continually reduce the costs of resources.

Roll-out of new digital applications. The Company unveiled component-based plug-in professional service modules and efficiently launched various types of flexibly-combined “light” applications suited to market application scenarios for its users, which promptly responded to regulatory requirements and market demand. A series of innovative applications as represented by cloud video and cloud desktop transformed its traditional office model, and provided readily available, mobile, convenient live-streaming and smart office services for its salespersons and employees across the country, which helped the Company vigorously advance digitalized operations.

Digital ecosystem featuring openness and sharing. Capitalizing on flexible data and resources, the Company continued to enrich and expand its FinTech ecosystem based on the digital platform, thus continually improving its ability to create value by integrating internal resources and connecting with customers. In 2019, the Company developed more than 1,000 innovative applications based on the platform and cooperated with more than 6,000 institutions to carry out various services and over 40,000 activities, which enriched the Company’s insurance-centered ecosystem services.

(II)	Operations and Services

In 2019, by adhering to the “customer-oriented approach” and the goal of “strengthening efficiency, promoting technology-driven development, achieving value improvements and offering first-class customer experience”, the Company developed a three-year action plan for excellent services, pushed forward the construction of a “production, service and control” structure and rolled out the model featuring “multi-point access to the front office, integrated and intelligent headquarters and operation sharing”. All these efforts helped promote the Company’s operations and services to be more integrated, intelligent and ecosystem-based.

Focusing on the market and insurance products being more diversified. In 2019, closely following the market trend and demands of its customers, the Company developed a total of 102 new insurance products, including 23 life insurance products, 43 health insurance products, 27 accident insurance products and 9 annuity insurance products. Among these new products, 89 were protection-oriented products and 13 were long-term savings products.

Focusing on integration and customer services being more accessible. The Company improved the integrated financial service ecology and achieved the goal of “One Customer, One China Life” by optimizing its service process throughout the entire service chain. Customers were able to access various financial services provided by CLP&C, Pension Company, CGB, China Life AMP Asset Management Co., Ltd and China Life Insurance (Overseas) Company Limited through the multi-media Customer Contact Center or China Life Insurance APP.

Focusing on online services and customer services being more convenient. The Company made a breakthrough in its service capability of online platform as well as digital business processing. The efficiency of claims settlement was improved significantly, with the time required for individual claims payment being shortened by 41% year on year and the direct payment by the Company being provided in more than 15,000 medical institutions. The Company established the industry-leading whole process automatic claims settlement mode, and the rate of automatic claims settlement increased by 41.5 percentage points. Insurance policy service became more convenient with the paperless policy application rate for individual customers reaching 97.8%, an increase of 7.8 percentage points year on year. Policy administration processed online increased by 47% from 2018.

Focusing on business scenarios and customer services being smarter. The Company provided more differentiated and customized services to customers by advancing the application of AI technology in business scenarios. It launched the Intelligent Underwriting System 2.0, improved its differentiated underwriting policies, applied insurance service records model and launched underwriting Q&A robots, which helped improve the service quality of its sales agents and increased the rate of intelligent underwriting by 5.9 percentage points year on year. With continuous sophisticated training of the AI model, product recommendation to targeted customers reached over 300 million times. The volume of services provided by the online robots increased by 77% year on year.

Focusing on demands and services being more customized. By further enhancing high- quality service supply system, the Company maintained a high level of customer satisfaction and loyalty. The Company continued to push forward the upgrading of its services by implementing a project of customer experience improvement, completing a customer experience blueprint and listening to the customers. The Company also launched new models such as “Insurance + Health” and “Insurance + Rescue” and 70 upgraded services such as Policy Loan (“Suixinjie”). The Company widely promoted the “Five Exclusive VIP Services” and organized more than 30,000 value-added service activities of all kinds such as “Little Painters of China Life” and “China Life 700 Running”, providing services of over 40 million customer-times.

Constantly implementing the strategy of “Inclusive Healthcare” and “Integrated Aged- care”. By consolidating the resources of healthcare and medical services, the Company established a healthcare ecosystem covering all life cycles. It created an innovative model for the cooperation between medical and insurance entities with the construction of the online and offline platforms, and promoted application of the claims settlement model that integrated government and businesses in the form of “basic medical insurance + supplemental major medical expenses insurance + commercial insurance.” Meanwhile, the Company constantly promoted the development and operation of its “Integrated Aged-care” projects. The opening and operation of the elderly communities of “China Life Caregarden Ya Jing” in Yangcheng Lake, Suzhou and “China Life Caregarden Yi Jing” in Haitang Bay, Sanya was set to provide a boost to the Company in building an integrated financial ecosystem featuring “Financial Insurance + Health Care + Elderly Care”. The Company set up the China Life Integrated Aged Care Fund and China Life Jiequan Investment Fund (Inclusive Healthcare Fund II), focusing on companies and funds engaging in inclusive healthcare-related sectors such as healthcare, elderly care, health information management, pharmaceutical production and services, and medical apparatus and instruments production, with a view to further promoting the strategic layout in the retirement service and health care industry.

V.	Future Prospect

(I)	Industry Landscape and Development Trends

The life insurance industry in China is still at an important stage full of strategic opportunities, with high-quality development as the main theme. Although the global economic growth has continued to slow down, the basic trend of the Chinese economy maintaining stable growth towards long-term sound development remains unchanged. In 2019, China’s per capita GDP exceeded USD10,000 for the first time, and the demand of people for insurance protection is increasing. In the meantime, with the gradual increase in urbanization rate and the further promotion of a “Healthy China” strategy, there will continue to be enormous potential for the development of the life insurance industry. As the insurance regulator sets explicit requirements and goals for promoting the high-quality development of the insurance industry, it is expected to see further acceleration in high-quality development of this industry. With the full opening of the insurance market, the entities offering insurance services will become more diversified and market competition will further increase, which will help improve consumer experience and promote the sustainable and healthy development of the industry. As insurance companies have promoted the application of information technology in areas such as sales, management and services, it is set to accelerate the digital transformation of the insurance industry.

(II)	Development Strategies and Business Plans of the Company

In 2020, the Company will take high-quality development as its fundamental requirement, adhere to the overall keynote of making progress with stability, and take “Dual Centers and Dual Focuses” as its strategic core. The Company will uphold the operational guideline of “prioritizing business value, strengthening sales force, achieving stable growth, upgrading technology, optimizing services, and guarding against risks.” The Company will strengthen its efforts to create value, modernize corporate governance, and vigorously implement the “Dingxin Project”. It will step up efforts to develop its protection-oriented business and long- term savings business, push forward the transformation and upgrade of sales force, improve operations and services capabilities, strengthen technological empowerment, enhance the management of assets and liabilities, firmly maintain the bottom line of risks management and control, and ensure that substantive progress is achieved in the implementation of various strategic arrangements of “China Life Revitalization” so as to lay a solid foundation for building a world-class life insurance company.

(III)	Potential Risks

Currently, the global economic growth has continued to slow down and is still at the stage of in-depth adjustments following the international financial crisis. The global landscape is changing rapidly, with a growing number of new sources of turmoil and risks worldwide. China is going through a critical stage in transforming its development model, optimizing economic structure and switching the driving force for growth. With the intertwining of structural, institutional and cyclical problems and the growing impact of the “three-stage superposition”, the Chinese economy faces increasing downward pressure. The outbreak of COVID-19 in early 2020 will have an impact on the Company’s business in the short term. The Company has taken various measures to ensure the orderly operation of its business. The Chinese economy is highly resilient and has enormous potential. The Company will continue to stay alert and actively respond to any impacts associated with the outbreak. In 2020, the Company will continue to enhance its analysis on complex risk factors and strive to push forward its high-quality development.

The Company expects that it will have sufficient capital to meet its insurance business expenditures and new general investment needs in 2020. At the same time, the Company will make corresponding financing arrangements based on capital market conditions to further implement its future business development strategies.

ANNUAL RESULTS4

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December 2019

	Notes	2019 RMB million	2018 RMB million
REVENUES
Gross written premiums		567,086	535,826
Less: premiums ceded to reinsurers		(5,238)	(4,503)

Net written premiums		561,848	531,323
Net change in unearned premium reserves		(1,570)	700

Net premiums earned		560,278	532,023

Investment income	1	139,919	125,167
Net realised gains on financial assets	2	1,831	(19,591)
Net fair value gains through profit or loss	3	19,251	(18,278)
Other income		8,195	8,098

Total revenues		729,474	627,419

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	4	(127,877)	(248,736)
Accident and health claims and claim adjustment expenses	4	(50,783)	(40,552)
Increase in insurance contract liabilities	4	(330,807)	(189,931)
Investment contract benefits	5	(9,157)	(9,332)
Policyholder dividends resulting from participation in profits		(22,375)	(19,646)
Underwriting and policy acquisition costs		(81,396)	(62,705)
Finance costs	6	(4,255)	(4,116)
Administrative expenses		(40,275)	(37,486)
Other expenses		(9,602)	(7,642)
Statutory insurance fund contribution	7	(1,163)	(1,097)

Total benefits, claims and expenses		(677,690)	(621,243)

Net gains on investments of associates and joint ventures	8	8,011	7,745
Including: share of profit of associates and joint ventures		9,159	7,745

Profit before income tax	9	59,795	13,921
Income tax	10	(781)	(1,985)

Net profit		59,014	11,936

Attributable to:
– Equity holders of the Company		58,287	11,395
– Non-controlling interests		727	541

Basic and diluted earnings per share	11	RMB2.05	RMB0.39

[4]	The “Group” refers to China Life Insurance Company Limited and its subsidiaries in this part.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (continued)

For the year ended 31 December 2019

	Notes	2019 RMB million	2018 RMB million
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities		69,600	(24,591)
Amount transferred to net profit from other comprehensive income		(4,635)	19,549
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		(19,521)	(32)
Share of other comprehensive income of associates and joint ventures under the equity method		599	735
Exchange differences on translating foreign operations		237	598
Income tax relating to components of other comprehensive income	10	(11,292)	1,716

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		34,988	(2,025)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Share of other comprehensive income of associates and joint ventures under the equity method		(76)	—

Other comprehensive income for the year, net of tax		34,912	(2,025)

Total comprehensive income for the year, net of tax		93,926	9,911

Attributable to:
– Equity holders of the Company		93,134	9,325
– Non-controlling interests		792	586

Notes:

1	INVESTMENT INCOME

	For the year ended 31 December
	2019 RMB million	2018 RMB million
Debt securities
– held-to-maturity securities	38,229	34,657
– available-for-sale securities	21,373	22,991
– at fair value through profit or loss	3,546	3,869
Equity securities
– available-for-sale securities	21,823	16,492
– at fair value through profit or loss	981	1,284
Bank deposits	26,695	22,699
Loans	27,111	22,894
Securities purchased under agreements to resell	161	281

Total	139,919	125,167

For the year ended 31 December 2019, the interest income included in investment income was RMB117,115 million (2018: RMB107,391 million). All interest income was accrued using the effective interest method.

2	NET REALISED GAINS ON FINANCIAL ASSETS

	For the year ended 31 December
	2019 RMB million	2018 RMB million
Debt securities
Realised gains (i)	3,714	399
Impairment (ii)	(3,749)	(42)

Subtotal	(35)	357

Equity securities
Realised gains (i)	4,504	(11,785)
Impairment (ii)	(2,638)	(8,163)

Subtotal	1,866	(19,948)

Total	1,831	(19,591)

(i)	Realised gains were generated mainly from available-for-sale securities.

(ii)

During the year ended 31 December 2019, the Group recognised an impairment charge of RMB888 million (2018: RMB4,542 million) of available-for-sale funds, an impairment charge of RMB1,750 million (2018: RMB3,621 million) of available-for-sale equity securities, an impairment charge of RMB1,027 million (2018: nil) of available-for-sale debt securities, an impairment charge of RMB2,718 million (2018: nil) of loans and an impairment charge of RMB4 million (2018: RMB42 million) of held-to maturity securities, for which the Group determined that objective evidence of impairment existed.

3	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2019 RMB million	2018 RMB million
Debt securities	778	2,006
Equity securities	18,279	(18,938)
Stock appreciation rights	(258)	343
Financial liabilities at fair value through profit or loss	(380)	188
Derivative financial instruments	832	(1,877)

Total	19,251	(18,278)

4	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross RMB million	Ceded RMB million	Net RMB million
For the year ended 31 December 2019
Life insurance death and other benefits	130,975	(3,098)	127,877
Accident and health claims and claim adjustment expenses	51,394	(611)	50,783
Increase in insurance contract liabilities	331,523	(716)	330,807

Total	513,892	(4,425)	509,467

For the year ended 31 December 2018
Life insurance death and other benefits	250,627	(1,891)	248,736
Accident and health claims and claim adjustment expenses	41,056	(504)	40,552
Increase in insurance contract liabilities	190,703	(772)	189,931

Total	482,386	(3,167)	479,219

5	INVESTMENT CONTRACT BENEFITS

Benefits of investment contracts are mainly the interest credited to investment contracts.

6	FINANCE COSTS

	For the year ended 31 December
	2019 RMB million	2018 RMB million
Interest expenses for securities sold under agreements to repurchase	2,392	3,565
Interest expenses for interest-bearing loans and borrowings	589	551
Interest expenses for bonds payable	1,168	—
Interest on lease liabilities	106	—

Total	4,255	4,116

7	STATUTORY INSURANCE FUND

As required by the CIRC Order [2008] No. 2, “Measures for Administration of Statutory Insurance Fund”, all insurance companies have to pay the statutory insurance fund contribution from 1 January 2009. The Group is subject to the statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively; (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively; (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of total assets, no additional contribution to the statutory insurance fund is required.

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	2019	2018
	RMB million	RMB million
As at 31 December 2018/31 December 2017	201,661	161,472
Adjustment (i)	(2,889)	—
As at 1 January	198,772	161,472
Change of the cost	18,590	34,229
Share of profit or loss	9,159	7,745
Declared dividends	(3,227)	(2,903)
Other equity movements	1,189	1,118
Impairment	(1,500)	—

As at 31 December	222,983	201,661

				Movement
	Accounting method	Cost	As at 31 December 2018	Adjustment (i)	As at 1 January 2019	Change of the cost	Share of profit or loss	Declared dividends	Other equity movements	Provision of impairment	As at 31 December 2019	Percentage of equity interest	Accumulated amount of impairment
Associates
CGB (ii)	Equity Method	45,176	72,655	(2,841)	69,814	—	5,374	(284)	276	—	75,180	43.686%	—
Sino-Ocean Group Holding Limited (“Sino-Ocean”) (iii)	Equity Method	11,245	12,812	—	12,812	—	545	(369)	(101)	(1,500)	11,387	29.59%	(2,510)
CLP&C	Equity Method	6,000	7,963	—	7,963	—	849	—	520	—	9,332	40.00%	—
COFCO Futures Company Limited (“COFCO Futures”)	Equity Method	1,339	1,501	—	1,501	—	49	—	—	—	1,550	35.00%	—
Sinopec Sichuan to East China Gas Pipeline Co., Ltd. (“Pipeline Company”)	Equity Method	20,000	21,387	—	21,387	—	1,146	(1,104)	4	—	21,433	43.86%	—
China United Network Communications Limited (“China Unicom”) (iv)	Equity Method	21,829	21,892	(48)	21,844	—	453	(170)	(59)	—	22,068	10.29%	—
Others (v)	Equity Method	29,231	23,524	—	23,524	5,566	725	(460)	400	—	29,755		—

Subtotal		134,820	161,734	(2,889)	158,845	5,566	9,141	(2,387)	1,040	(1,500)	170,705		(2,510)

Joint ventures
Joy City Commercial Property Fund L.P. (“Joy City”)	Equity Method	6,281	5,787	—	5,787	—	224	(162)	—	—	5,849	66.67%	—
Mapleleaf Century Limited (“MCL”)	Equity Method	7,656	5,741	—	5,741	17	(596)	—	(22)	—	5,140	75.00%	—
Others (v)	Equity Method	41,921	28,399	—	28,399	13,007	390	(678)	171	—	41,289		—

Subtotal		55,858	39,927	—	39,927	13,024	18	(840)	149	—	52,278		—

Total		190,678	201,661	(2,889)	198,772	18,590	9,159	(3,227)	1,189	(1,500)	222,983		(2,510)

(i)

On 1 January 2019, CGB began to adopt IFRS 9. The cumulative effect of initial adoption of IFRS 9 was adjusted to its equity as at 1 January 2019. Accordingly, the impact was adjusted by the Group based on its percentage of holding. As at 1 January 2019, the Group’s retained earnings were decreased by RMB2,857 million and reserves were increased by RMB16 million. The Group’s equity as at 1 January 2019 was decreased by RMB2,841 million in total.

On 1 January 2019, China Unicom began to adopt IFRS 16. The cumulative effect of initial adoption of IFRS 16 was adjusted to its equity as at 1 January 2019. Accordingly, the impact was adjusted by the Group based on its percentage of holding. The Group’s retained earnings as at 1 January 2019 were decreased by RMB48 million.

(ii)	The 2018 final dividend of RMB0.033 in cash per ordinary share was approved and declared in the Annual General Meeting of CGB on 16 August 2019. The Company received a cash dividend of RMB284 million.

(iii)

The 2018 final dividend of HKD0.073 in cash per ordinary share was approved and declared in the Annual General Meeting of Sino-Ocean on 16 May 2019. The Company received a cash dividend equivalent to RMB145 million. The 2019 interim dividend of HKD0.110 in cash per ordinary share was approved and declared by the board of directors of Sino-Ocean on 21 August 2019. The Company received a cash dividend equivalent to RMB224 million.

Sino-Ocean, the Group’s associate is listed in Hong Kong. On 31 December 2019, the stock price of Sino-Ocean was HKD3.13 per share. As at 31 December 2018, the cumulative impairment loss of RMB1.01 billion for the investment in Sino-Ocean had been recognised by the Group. The Group performed an impairment test to this investment on 31 December 2019. An impairment loss of RMB1.50 billion was recognised for this investment valued using the discounted future cash flow method for the year ended 31 December 2019. In the valuation, the Group separated the development property and investment property by considering the different future cash flow features. The discount rates applied in the valuation were 10% and 8% for development property and investment property, respectively.

(iv)

The 2018 final dividend of RMB0.0533 in cash per ordinary share was approved and declared in the Annual General Meeting of China Unicom on 8 May 2019. The Company received a cash dividend of RMB170 million. As at 31 December 2019, China Unicom’s share price is RMB5.89 per share.

(v)	The Group invested in real estate, industrial logistics assets and other industries through these enterprises.

(vi)

Except for the non-publicly issued stock of China Unicom having a 36-month period restricted for sale, there is no significant restriction for the Group to dispose of its other associates and joint ventures.

As at 31 December 2019, the major associates and joint ventures of the Group are as follows:

Name	Place of incorporation	Percentage of equity interest held
Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.59%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%
China Unicom	PRC	10.29%

Joint ventures
Joy City	The British Cayman Islands	66.67%
MCL	The British Virgin Islands	75.00%

As at 31 December 2018, the major associates and joint ventures of the Group are as follows:

Name	Place of incorporation	Percentage of equity interest held
Associates
CGB	PRC	43.686%
Sino-Ocean	Hong Kong, PRC	29.59%
CLP&C	PRC	40.00%
COFCO Futures	PRC	35.00%
Pipeline Company	PRC	43.86%
China Unicom	PRC	10.29%

Joint ventures
Joy City	The British Cayman Islands	66.67%
MCL	The British Virgin Islands	75.00%

The following table illustrates the financial information of the Group’s major associates and joint ventures as at 31 December 2019 and for the year ended 31 December 2019:

		Sino-		COFCO	Pipeline	China	Joy
	CGB	Ocean	CLP&C	Futures	Company	Unicom	City	MCL
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million
Total assets	2,632,798	243,700	91,167	12,671	36,327	564,231	10,281	24,381
Total liabilities	2,423,234	178,088	67,837	9,792	777	240,735	168	13,620
Total equity	209,564	65,612	23,330	2,879	35,550	323,496	10,113	10,761
Total equity attributable to equity holders of the associates and joint ventures	164,573	49,909	23,330	2,872	35,550	143,327	10,113	10,761
Total adjustments (i)	412	(6,209)	—	—	449	17,454	(1,339)	(3,908)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	164,985	43,700	23,330	2,872	35,999	160,781	8,774	6,853
Proportion of the Group’s ownership	43.686%	29.59%	40.00%	35.00%	43.86%	10.29%	66.67%	75.00%
Gross carrying value of the investments	75,180	13,897	9,332	1,550	21,433	22,068	5,849	5,140
Impairment	—	(2,510)	—	—	—	—	—	—
Net carrying value of the investments	75,180	11,387	9,332	1,550	21,433	22,068	5,849	5,140

Total revenues	76,312	56,704	69,498	793	5,008	291,435	306	795
Net profit/(loss)	12,581	4,166	2,123	153	2,635	11,264	287	348
Other comprehensive income	643	152	1,310	1	—	(501)	—	—
Total comprehensive income	13,224	4,318	3,433	154	2,635	10,763	287	348

The following table illustrates the financial information of the Group’s major associates and joint ventures as at 31 December 2018 and for the year ended 31 December 2018:

	CGB RMB million	Sino- Ocean RMB million	CLP&C RMB million	COFCO Futures RMB million	Pipeline Company RMB million	China Unicom RMB million	Joy City RMB million	MCL RMB million
Total assets	2,373,291	249,362	83,561	8,986	36,467	541,762	10,243	22,266
Total liabilities	2,214,781	186,224	63,654	6,246	1,043	224,822	265	11,897
Total equity	158,510	63,138	19,907	2,740	35,424	316,940	9,978	10,369
Total equity attributable to equity holders of the associates and joint ventures	158,510	48,385	19,907	2,732	35,424	140,144	9,978	10,369
Total adjustments (i)	933	(4,938)	—	—	470	17,926	(1,297)	(2,714)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	159,443	43,447	19,907	2,732	35,894	158,070	8,681	7,655
Proportion of the Group’s ownership	43.686%	29.59%	40.00%	35.00%	43.86%	10.29%	66.67%	75.00%
Gross carrying value of the investments	72,655	13,822	7,963	1,501	21,387	21,892	5,787	5,741
Impairment	—	(1,010)	—	—	—	—	—	—
Net carrying value of the investments	72,655	12,812	7,963	1,501	21,387	21,892	5,787	5,741

Total revenues	59,279	48,821	65,564	643	4,746	290,877	457	458
Net profit/(loss)	10,707	4,666	121	98	2,545	9,301	438	609
Other comprehensive income	4,160	(1,518)	(503)	1	—	(245)	—	—
Total comprehensive income	14,867	3,148	(382)	99	2,545	9,056	438	609

(i)	Including adjustments for the difference of accounting policies, fair value and others.

The Group had no contingent liabilities with the associates and joint ventures as at 31 December 2019 and 31 December 2018. The Group had a capital contribution commitment of RMB24,430 million with joint ventures as at 31 December 2019 (as at 31 December 2018: RMB20,768 million).

9	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the year ended 31 December
	2019	2018
	RMB million	RMB million
Employee salaries and welfare costs	20,125	19,268
Housing benefits	1,189	1,061
Contribution to the defined contribution pension plan	2,905	2,531
Depreciation and amortisation	4,379	2,638
Foreign exchange losses/(gains)	67	194
Remuneration in respect of audit services provided by auditors	60	59

10	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2019	2018
	RMB million	RMB million
Current taxation – Enterprise income tax	614	6,397
Deferred taxation	167	(4,412)

Total tax charges	781	1,985

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2018: same) is as follows:

	For the year ended 31 December
	2019	2018
	RMB million	RMB million
Profit before income tax	59,795	13,921

Tax computed at the statutory tax rate	14,949	3,480
Adjustment on current income tax of previous period (i)	(5,228)	(324)
Non-taxable income (ii)	(9,589)	(6,771)
Expenses not deductible for tax purposes (ii)	313	5,319
Unused tax losses	239	25
Tax losses utilised from previous periods	—	(86)
Others	97	342

Income tax at the effective tax rate	781	1,985

(i)

According to Cai Shui [2019] No.72, Notice on Pre-tax Deduction Policy of Commissions and Handling Charges for Insurance Companies, the commissions and handling charges incurred by insurance companies related to its operating activities, which do not exceed 18% of the total premium income of the year after deducting surrender premium, etc., are allowed to be deducted in calculating the taxable income, and the excessive part is allowed to be brought forward to the subsequent years. This notice issued above was effective from 1 January 2019 and applicable to the final settlement and payment of enterprise income tax filing for the year ended 31 December 2018. Accordingly, the Company’s current income tax was deducted by RMB5,154 million regarding to the final settlement and payment.

(ii)

Non-taxable income mainly includes interest income from government bonds, and dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

(c)	As at 31 December 2019 and 31 December 2018, the amounts of deferred tax assets and liabilities are as follows:

	As at 31 December 2019	As at 31 December 2018
	RMB million	RMB million
Deferred tax assets	13,352	10,160
Deferred tax liabilities	(23,554)	(8,903)

Net deferred tax assets	128	1,257
Net deferred tax liabilities	(10,330)	—

As at 31 December 2019 and 31 December 2018, deferred income tax was calculated in full on temporary differences under the liability method using the principal tax rate of 25%. The movements in net deferred income tax assets and liabilities during the period are as follows:

Net deferred tax assets/(liabilities)

	Insurance	Investments	Others	Total
	RMB million (i)	RMB million (ii)	RMB million (iii)	RMB million
As at 1 January 2018	(6,737)	(494)	2,360	(4,871)
(Charged)/credited to net profit	1,421	2,713	278	4,412
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	1,673	—	1,673
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	8	—	—	8
– Others	—	35	—	35

As at 31 December 2018	(5,308)	3,927	2,638	1,257

As at 1 January 2019	(5,308)	3,927	2,638	1,257
(Charged)/credited to net profit	1,985	(2,428)	276	(167)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(16,260)	—	(16,260)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	4,880	—	—	4,880
– Others	—	88	—	88

As at 31 December 2019	1,557	(14,673)	2,914	(10,202)

(i)

The deferred tax liabilities arising from the insurance category are mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividends payable.

(ii)

The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses) on available-for-sale securities, securities at fair value through profit or loss, and others.

(iii)	The deferred tax arising from the others category is mainly related to the temporary differences of employee salaries and welfare costs payable.

Unrecognised deductible tax losses of the Group amounted to RMB1,321 million as at 31 December 2019 (as at 31 December 2018: RMB365 million). Unrecognised deductible temporary differences of the Group amounted to RMB1 million as at 31 December 2019 (as at 31 December 2018: RMB378 million).

(d)	The analysis of net deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December 2019	As at 31 December 2018
	RMB million	RMB million
Deferred tax assets:
– deferred tax assets to be recovered after 12 months	7,508	3,947
– deferred tax assets to be recovered within 12 months	5,844	6,213

Subtotal	13,352	10,160

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(19,906)	(7,490)
– deferred tax liabilities to be settled within 12 months	(3,648)	(1,413)

Subtotal	(23,554)	(8,903)

Net deferred tax liabilities	(10,202)	1,257

11	EARNINGS PER SHARE

There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2019 are calculated based on the net profit for the year attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (2018: same).

12	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting on 30 May 2019, a final dividend of RMB0.16 (inclusive of tax) per ordinary share totalling RMB4,522 million in respect of the year ended 31 December 2018 was declared and paid in 2019. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2019.

A distribution of RMB394 million (inclusive of tax) to the holders of Core Tier 2 Capital Securities was approved by management in 2019 according to the authorisation by the Board of Directors, which was delegated by the General Meeting.

Pursuant to a resolution passed at the meeting of the Board of Directors on 25 March 2020, a final dividend of RMB0.73 (inclusive of tax) per ordinary share totalling approximately RMB20,633 million for the year ended 31 December 2019 was proposed for shareholders’ approval at the forthcoming Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2019.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2019

	Note	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
ASSETS
Property, plant and equipment		51,758	47,281
Right-of-use assets		3,520	—
Investment properties		12,141	9,747
Investments in associates and joint ventures	8	222,983	201,661
Held-to-maturity securities		928,751	806,717
Loans		608,920	450,251
Term deposits		535,260	559,341
Statutory deposits – restricted		6,333	6,333
Available-for-sale securities		1,058,957	870,533
Securities at fair value through profit or loss		141,608	138,717
Derivative financial assets		428	—
Securities purchased under agreements to resell		4,467	9,905
Accrued investment income		41,703	48,402
Premiums receivable		17,281	15,648
Reinsurance assets		5,161	4,364
Other assets		34,029	33,437
Deferred tax assets		128	1,257
Cash and cash equivalents		53,306	50,809

Total assets		3,726,734	3,254,403

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

As at 31 December 2019

	As at 31 December 2019 RMB million	As at 31 December 2018 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	2,552,736	2,216,031
Investment contracts	267,804	255,434
Policyholder dividends payable	112,593	85,071
Interest-bearing loans and borrowings	20,045	20,150
Lease liabilities	3,091	—
Bonds payable	34,990	—
Financial liabilities at fair value through profit or loss	3,859	2,680
Derivative financial liabilities	—	1,877
Securities sold under agreements to repurchase	118,088	192,141
Annuity and other insurance balances payable	51,019	49,465
Premiums received in advance	60,898	46,650
Other liabilities	81,114	58,426
Deferred tax liabilities	10,330	—
Current income tax liabilities	223	2,630
Statutory insurance fund	602	558

Total liabilities	3,317,392	2,931,113

Equity
Share capital	28,265	28,265
Other equity instruments	7,791	7,791
Reserves	197,221	149,293
Retained earnings	170,487	133,022

Attributable to equity holders of the Company	403,764	318,371

Non-controlling interests	5,578	4,919

Total equity	409,342	323,290

Total liabilities and equity	3,726,734	3,254,403

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2019

	Attributable to equity holders of the Company				Non- controlling interests	Total
		Other
	Share	equity		Retained
	capital	instruments	Reserves	earnings
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2018	28,265	7,791	145,675	139,202	4,377	325,310
Net profit	—	—	—	11,395	541	11,936
Other comprehensive income	—	—	(2,070)	—	45	(2,025)

Total comprehensive income	—	—	(2,070)	11,395	586	9,911

Transactions with owners
Capital paid in by non-controlling interests	—	—	—	—	105	105
Appropriation to reserves	—	—	5,885	(5,885)	—	—
Dividends paid	—	—	—	(11,690)	—	(11,690)
Dividends to non-controlling interests	—	—	—	—	(149)	(149)
Others	—	—	(197)	—	—	(197)

Total transactions with owners	—	—	5,688	(17,575)	(44)	(11,931)

As at 31 December 2018	28,265	7,791	149,293	133,022	4,919	323,290

Effect of associates’ adoption of new accounting standards (Note 8)	—	—	16	(2,905)	—	(2,889)
As at 1 January 2019	28,265	7,791	149,309	130,117	4,919	320,401
Net profit	—	—	—	58,287	727	59,014
Other comprehensive income	—	—	34,847	—	65	34,912

Total comprehensive income	—	—	34,847	58,287	792	93,926

Transactions with owners
Appropriation to reserves	—	—	13,087	(13,087)	—	—
Dividends paid	—	—	—	(4,916)	—	(4,916)
Dividends to non-controlling interests	—	—	—	—	(133)	(133)
Reserves to retained earnings	—	—	(86)	86	—	—
Others	—	—	64	—	—	64

Total transactions with owners	—	—	13,065	(17,917)	(133)	(4,985)

As at 31 December 2019	28,265	7,791	197,221	170,487	5,578	409,342

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2019

	2019 RMB million	2018 RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	59,795	13,921

Adjustments for:
Investment income	(139,919)	(125,167)
Net realised and unrealised losses/(gains) on financial assets	(21,082)	37,869
Insurance contracts	335,971	190,210
Depreciation and amortisation	4,379	2,638
Foreign exchange losses/(gains)	67	194
Net gains on investments of associates and joint ventures	(8,011)	(7,745)
Changes in operating assets and liabilities:
Securities at fair value through profit or loss	6,858	(9,020)
Financial liabilities at fair value through profit or loss	1,213	1,114
Receivables and payables	50,622	48,838
Income tax paid	(8,636)	(9,991)
Interest received – securities at fair value through profit or loss	3,811	3,527
Dividends received – securities at fair value through profit or loss	964	1,164

Net cash inflow/(outflow) from operating activities	286,032	147,552

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities:
Disposals of debt investments	112,182	48,942
Maturities of debt investments	133,519	110,425
Disposals of equity investments	450,014	278,003
Property, plant and equipment	72	274
Disposals of subsidiaries	1,432	—
Purchases:
Debt investments	(504,292)	(294,238)
Equity investments	(545,657)	(335,301)
Property, plant and equipment	(11,415)	(19,546)
Investments in associates and joint ventures	(23,389)	(34,928)
Decrease/(increase) in term deposits, net	24,102	(109,590)
Decrease/(increase) in securities purchased under agreements to resell, net	5,468	26,258
Interest received	116,846	106,342
Dividends received	25,169	19,503
Decrease/(increase) in policy loans, net	(32,707)	(34,208)
Cash paid related to other investing activities	—	(309)
Cash received related to other investing activities	1,141	—

Net cash inflow/(outflow) from investing activities	(247,515)	(238,373)

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

For the year ended 31 December 2019

	2019 RMB million	2018 RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	(73,552)	104,832
Interest paid	(3,072)	(3,990)
Repayment of borrowings	(365)	—
Dividends paid to equity holders of the Company	(4,916)	(11,690)
Dividends paid to non-controlling interests	(133)	(149)
Proceeds from issue of bonds	34,988	—
Cash received from borrowings	123	727
Payment of principal portion of lease liabilities	(1,348)	—
Capital injected into subsidiaries by non-controlling interests	12,961	3,560
Cash paid related to other financing activities	(761)	(327)

Net cash inflow/(outflow) from financing activities	(36,075)	92,963

Foreign exchange gains/(losses) on cash and cash equivalents	55	81

Net increase/(decrease) in cash and cash equivalents	2,497	2,223

Cash and cash equivalents
Beginning of the year	50,809	48,586

End of the year	53,306	50,809

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	52,800	50,792
Short-term bank deposits	506	17

SEGMENT INFORMATION

1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

(iv)	Other businesses (Others)

Other businesses relate primarily to income and cost of the agency business in respect of transactions with China Life Insurance (Group) Company, etc., net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

2	Allocation basis of income and expenses

Investment income, net realised gains on financial assets, net fair value gains through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

3	Allocation basis of assets and liabilities

Financial assets, securities sold under agreements to repurchase and derivative financial liabilities are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance and investment contract liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

	For the year ended 31 December 2019
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	446,562	105,581	14,943	—	—	567,086
– Term life	2,584	—	—	—	—
– Whole life	61,612	—	—	—	—
– Endowment	113,950	—	—	—	—
– Annuity	268,416	—	—	—	—
Net premiums earned	445,719	99,575	14,984	—	—	560,278
Investment income	129,334	7,849	443	2,293	—	139,919
Net realised gains on financial assets	1,646	100	6	79	—	1,831
Net fair value gains through profit or loss	16,947	1,027	58	1,219	—	19,251
Other income	1,110	60	—	8,698	(1,673)	8,195
Including: inter-segment revenue	—	—	—	1,673	(1,673)	—

Segment revenues	594,756	108,611	15,491	12,289	(1,673)	729,474

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(124,194)	(3,649)	(34)	—	—	(127,877)
Accident and health claims and claim adjustment expenses	—	(44,613)	(6,170)	—	—	(50,783)
Increase in insurance contract liabilities	(303,479)	(27,209)	(119)	—	—	(330,807)
Investment contract benefits	(8,810)	(347)	—	—	—	(9,157)
Policyholder dividends resulting from participation in profits	(22,251)	(124)	—	—	—	(22,375)
Underwriting and policy acquisition costs	(57,071)	(16,554)	(5,443)	(2,328)	—	(81,396)
Finance costs	(3,288)	(200)	(12)	(755)	—	(4,255)
Administrative expenses	(25,328)	(9,075)	(2,962)	(2,910)	—	(40,275)
Other expenses	(7,120)	(692)	(169)	(3,294)	1,673	(9,602)
Including: inter-segment expenses	(1,573)	(95)	(5)	—	1,673	—
Statutory insurance fund contribution	(797)	(273)	(93)	—	—	(1,163)

Segment benefits, claims and expenses	(552,338)	(102,736)	(15,002)	(9,287)	1,673	(677,690)

Net gains on investments of associates and joint ventures	—	—	—	8,011	—	8,011
Including: share of profit of associates and joint ventures	—	—	—	9,159	—	9,159

Segment results	42,418	5,875	489	11,013	—	59,795

Income tax						(781)

Net profit						59,014

Attributable to
– Equity holders of the Company						58,287
– Non-controlling interests						727
Other comprehensive income attributable to equity holders of the Company	31,861	1,931	109	946	—	34,847
Depreciation and amortisation	2,671	917	312	479	—	4,379

	As at 31 December 2019
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Assets

Financial assets	3,111,140	183,142	10,080	76,907	—	3,381,269
Others	8,953	12,109	572	222,983	—	244,617

Segment assets	3,120,093	195,251	10,652	299,890	—	3,625,886

Unallocated
Property, plant and equipment						51,758
Others						49,090

Total						3,726,734

Liabilities

Insurance contracts	2,385,407	158,800	8,529	—	—	2,552,736
Investment contracts	252,362	15,442	—	—	—	267,804
Securities sold under agreements to repurchase	106,377	6,447	365	4,899	—	118,088
Others	80,820	5,687	346	23,904	—	110,757

Segment liabilities	2,824,966	186,376	9,240	28,803	—	3,049,385

Unallocated
Others						268,007

Total						3,317,392

	For the year ended 31 December 2018
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	437,540	83,614	14,672	—	—	535,826
– Term life	3,145	—	—	—	—
– Whole life	46,375	—	—	—	—
– Endowment	126,318	—	—	—	—
– Annuity	261,702	—	—	—	—
Net premiums earned	436,863	80,279	14,881	—	—	532,023
Investment income	116,721	6,393	441	1,612	—	125,167
Net realised gains on financial assets	(18,439)	(1,008)	(70)	(74)	—	(19,591)
Net fair value gains through profit or loss	(16,946)	(927)	(65)	(340)	—	(18,278)
Other income	1,088	84	—	8,505	(1,579)	8,098
Including: inter-segment revenue	—	—	—	1,579	(1,579)	—

Segment revenues	519,287	84,821	15,187	9,703	(1,579)	627,419

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(245,786)	(2,922)	(28)	—	—	(248,736)
Accident and health claims and claim adjustment expenses	—	(33,801)	(6,751)	—	—	(40,552)
Increase in insurance contract liabilities	(167,090)	(22,966)	125	—	—	(189,931)
Investment contract benefits	(9,020)	(312)	—	—	—	(9,332)
Policyholder dividends resulting from participation in profits	(19,523)	(123)	—	—	—	(19,646)
Underwriting and policy acquisition costs	(43,108)	(11,806)	(4,808)	(2,983)	—	(62,705)
Finance costs	(3,304)	(181)	(12)	(619)	—	(4,116)
Administrative expenses	(23,728)	(7,881)	(2,982)	(2,895)	—	(37,486)
Other expenses	(5,339)	(487)	(140)	(3,255)	1,579	(7,642)
Including: inter-segment expenses	(1,492)	(82)	(5)	—	1,579	—
Statutory insurance fund contribution	(759)	(242)	(96)	—	—	(1,097)

Segment benefits, claims and expenses	(517,657)	(80,721)	(14,692)	(9,752)	1,579	(621,243)

Net gains on investments of associates and joint ventures	—	—	—	7,745	—	7,745
Including: share of profit of associates and joint ventures	—	—	—	7,745	—	7,745

Segment results	1,630	4,100	495	7,696	—	13,921

Income tax						(1,985)

Net profit						11,936

Attributable to
– Equity holders of the Company						11,395
– Non-controlling interests						541
Other comprehensive income attributable to equity holders of the Company	(2,579)	(141)	(10)	660	—	(2,070)

Depreciation and amortisation	1,589	505	202	342	—	2,638

	As at ended 31 December 2018
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Assets
Financial assets	2,743,378	145,889	9,835	43,383	—	2,942,485
Others	9,696	8,975	610	201,661	—	220,942

Segment assets	2,753,074	154,864	10,445	245,044	—	3,163,427

Unallocated
Property, plant and equipment						47,281
Others						43,695

Total						3,254,403

Liabilities
Insurance contracts	2,081,822	125,743	8,466	—	—	2,216,031
Investment contracts	240,152	15,282	—	—	—	255,434
Derivative financial liabilities	1,773	97	7	—	—	1,877
Securities sold under agreements to repurchase	178,499	9,759	674	3,209	—	192,141
Others	46,328	3,607	211	22,830	—	72,976

Segment liabilities	2,548,574	154,488	9,358	26,039	—	2,738,459

Unallocated
Others						192,654

Total						2,931,113

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

The Group has prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRSs”), amendments to IFRSs and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the applicable disclosure requirements of the Hong Kong Companies Ordinance. The Group has prepared the consolidated financial statements under the historical cost convention, except for financial assets and liabilities at fair value through profit or loss, available for sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost as part of the Restructuring process. The preparation of financial statements in compliance with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies.

New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2019

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 16	Leases	1 January 2019
IAS 28 Amendments	Long-term Interests in Associates and Joint Ventures	1 January 2019
IAS 19 Amendments	Plan Amendment, Curtailment or Settlement	1 January 2019
IFRIC 23	Uncertainty over Income Tax Treatments	1 January 2019
Annual Improvements to IFRSs 2015-2017 Cycle	Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23	1 January 2019

IFRS 16 – Leases

IFRS 16 supersedes IAS 17 Leases, and related interpretations from International Financial Reporting Interpretation Committee and Standard Interpretation Committee. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model. Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 did not have any financial impact on leases where the Group is the lessor.

The Group has adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of 1 January 2019. Under this method, the standard has been applied retrospectively with the cumulative effect of initial adoption as an adjustment to the opening balance of retained earnings as at 1 January 2019, and the comparative information for 2018 was not restated and continues to be reported under IAS 17.

New definition of a lease

Under IFRS 16, at inception of a contract, an entity shall assess whether the contract is, or contains, a lease. A contract is, or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to obtain substantially all of the economic benefits from use of the identified asset and the right to direct the use of the identified asset. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered or changed on or after 1 January 2019.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their stand-alone prices. A practical expedient is available to a lessee, which the Group has adopted, not to separate non-lease components and to account for the lease and the associated non-lease components as a single lease component.

As a lessee – Leases previously classified as operating leases

Nature of the effect of adoption of IFRS 16

As a lessee, the Group previously classified leases as either finance leases or operating leases based on the assessment of whether the lease transferred substantially all the rewards and risks of ownership of assets to the Group. Under IFRS 16, the Group applies a single approach to recognise and measure right-of-use assets and lease liabilities for all leases, except for two elective exemptions for leases of low-value assets (elected on a lease by lease basis) and short-term leases (elected by class of underlying asset). The Group has elected not to recognise right-of-use assets and lease liabilities for (i) leases of low-value assets; and (ii) leases, that at the commencement date, have a lease term of 12 months or less. Instead, the Group recognises the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

Lease liabilities as at 1 January 2019 were recognised based on the present value of the remaining lease payments, discounted using the incremental borrowing rate as at 1 January 2019.

The right-of-use assets were measured at the amount of the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments relating to the leases recognised in the statement of financial position immediately before 1 January 2019. All these assets were assessed for any impairment based on IAS 36 – Impairment of Assets on that date.

The Group has used the following elective practical expedients when applying IFRS 16 as at 1 January 2019:

•	Applied the recognition exemptions for leases of low value assets and leases with lease term that ends within 12 months from the date of initial application;

•	Applied a single discount rate to a portfolio of leases with reasonably similar characteristics on the measurement of the lease liability;

•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application;

•	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease;

•

Relied on its assessment of whether leases are onerous immediately before the date of initial application. The Group adjusted the right-of-use asset at the date of initial application by the amount of any provision for onerous leases recognised in the statement of financial position immediately before the date of initial application.

In addition to land use rights, the Group recognised other right-of-use assets of RMB2,555 million and lease liabilities of RMB2,185 million at the date of initial application. Compared to the end of 2018, after the relative adjustments, total assets and total liabilities at the group level as at 1 January 2019 both increased by RMB2,194 million. The reconciliation between the minimum unpaid lease payments of the operating leases disclosed in the Group’s financial statements for the year ended 31 December 2018, and the lease liabilities recognised in the consolidated statement of financial position at the date of initial application are as follows:

RMB million
Operating lease commitments as at 31 December 2018	2,474
Less: Short-term leases, those leases with a remaining lease term less than 12 months from the date of initial application and leases of low-value assets	(132)
Impact of discounting at the incremental borrowing rate as at 1 January 2019	(157)

Lease liabilities as at 1 January 2019	2,185

The weighted average incremental borrowing rate the Group adopted as at 1 January 2019 in calculating the lease liabilities in the consolidated statement of financial position was 3.76%.

IAS 28 Amendments – Long-term interests in associates and joint ventures

In October 2017, the IASB issued the amendments to IAS 28 which indicates that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). The amendments also clarify that for the entity that applies the temporary exemption from IFRS 9, IAS 39 applies to the long-term interests, and those entities are not required to restate prior periods to reflect the application of amendments. The amendments are effective for annual periods beginning on or after 1 January 2019.

The Group’s accounting treatment in the previous years is in line with the amendments, thus there has been no impact on the Group’s consolidated financial statements as a result of the amendments.

IAS 19 Amendments – Plan Amendment, Curtailment or Settlement

In February 2018, the IASB issued the amendments to IAS 19 which addresses the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments are effective for annual periods beginning on or after 1 January 2019 and apply retrospectively.

The Group has no defined benefit plans. The amendments under IAS 19 have had no impact on the Group’s consolidated financial statements. The Group will adopt the amendments if such business occurs in the future.

IFRIC 23 – Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC Interpretation 23 which clarifies application of the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. The interpretation mainly addresses the following four areas: whether an entity separately considers the uncertainty of tax treatments; assumptions adopted by an entity to address the examination of tax treatments by taxation authorities; how an entity determines taxable profit/(tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and how an entity considers changes in facts and circumstances. The interpretation is effective for annual reporting periods beginning on or after 1 January 2019.

The Group’s accounting treatment in the previous years is in line with the clarification of the interpretation. The clarification has had no significant impact on the Group’s consolidated financial statements.

Annual Improvements to IFRSs 2015-2017 Cycle – Amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23

In December 2017, the Annual Improvements 2015-2017 Cycle issued set out amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23, which are effective for annual periods beginning on or after 1 January 2019. There has been no significant impact on the Group’s consolidated financial statements as a result of these amendments.

New accounting standards and amendments that are effective but temporary exemption is applied by the Group for the financial year beginning on 1 January 2019

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 9	Financial Instruments	1 January 2018

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. Based on the current assessment, the Group expects that the adoption of IFRS 9 will have a significant impact on the Group’s consolidated financial statements. The Group adopts the temporary exemption permitted in Amendments to IFRS 4 Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (“IFRS 4 Amendment”) to apply IAS 39 rather than IFRS 9, until the effective date of IFRS 17.

Classification and measurement

IFRS 9 requires that the Group classifies debt instruments based on the combined effect of application of business models (hold to collect contractual cash flows, hold to collect contractual cash flows and sell financial assets or other business models) and contractual cash flow characteristics (solely payments of principal and interest on the principal amount outstanding or not). Debt instruments not giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at fair value through profit or loss. Other debt instruments giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at amortised cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss, based on their respective business models. The Group analysed the contractual cash flow characteristics of financial assets as at 31 December 2019 and made relevant disclosures.

Equity instruments would generally be measured at fair value through profit or loss unless the Group elects to measure at FVOCI for certain equity investments not held for trading. This will result in unrealised gains and losses on equity instruments currently classified as available-for-sale securities being recorded in income going forward. Currently, these unrealised gains and losses are recognised in other comprehensive income. If the Group elects to record equity investments at FVOCI, gains and losses would never be recognised in income except for the received dividends which do not represent a recovery of part of the investment cost.

Impairment

IFRS 9 replaces the “incurred loss” model with the “expected credit loss” model which is designed to include forward-looking information. The Group is in the process of developing and testing the key models required under IFRS 9 and analysing the impact on the expected loss provision; the Group believed that the provision for debt instruments of the Group under the “expected credit loss” model would be larger than that under the previous “incurred loss” model.

Hedge accounting

The Group does not apply the hedge accounting currently, so the Group expects that the new hedge accounting model under IFRS 9 will have no impact on the Group’s consolidated financial statements.

New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2019

Standards/Amendments	Content	Effective for annual periods beginning on or after
IFRS 3 Amendments	Definition of a Business	1 January 2020
IAS 1 and IAS 8 Amendments	Definition of Material	1 January 2020
IFRS 9, IAS 39 and IFRS 7 Amendments	Interest Rate Benchmark Reform	1 January 2020
IFRS 17	Insurance Contracts	1 January 2021
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	No mandatory effective date yet determined but available for adoption

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

IFRS 3 Amendments – Definition of a business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations. The amendments clarify and provide additional guidance on the definition of a business. The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. A business can exist without including all of the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of acquiring the business and continue to produce outputs. Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The amendments are effective for annual reporting periods beginning on or after 1 January 2020 and apply prospectively. Earlier application is permitted. The Group expects to adopt the amendments from 1 January 2020. The amendments are not expected to have any significant impact on the Group’s consolidated financial statements.

IAS 1 and IAS 8 Amendments – Definition of Material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to provide a new definition of material. The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. The amendments are effective for annual reporting periods beginning on or after 1 January 2020 and apply prospectively. Earlier application is permitted. The Group expects to adopt the amendments from 1 January 2020. The amendments are not expected to have any significant impact on the Group’s consolidated financial statements.

IFRS 9, IAS 39 and IFRS 7 Amendments – Interest Rate Benchmark Reform

In September 2019, the IASB issued the amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures to respond to the hedge accounting induced in the Interbank Offered Rates (IBOR) reform. The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark. The amendments are effective for annual reporting periods beginning on or after 1 January 2020 and apply retrospectively. Earlier application is permitted. Because the Group has no interbank offered transactions and has no hedge accounting, the amendments are not expected to have any significant impact on the Group’s consolidated financial statements.

IFRS 17 – Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure, which replaces IFRS 4 Insurance Contracts.

In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies for measurement purposes, IFRS 17 provides a comprehensive model (the general model) for insurance contracts, supplemented by the variable fee approach for contracts with direct participation features and the premium allocation approach mainly for short-duration which typically applies to certain non-life insurance contracts.

The main features of the new accounting model for insurance contracts are as follows:

•	The fulfilment cash flows including the expected present value of future cash flows and explicit risk adjustment, remeasured every reporting period;

•	A contractual service margin represents the unearned profitability of the insurance contracts and is recognised in profit or loss over the coverage period;

•	Certain changes in the expected present value of future cash flows are adjusted against the contractual service margin and thereby recognised in profit or loss over the remaining coverage period;

•	The effect of changes in discount rates will be reported in either profit or loss or OCI, determined by an accounting policy choice;

•	The recognition of insurance revenue and insurance service expenses in the statement of comprehensive income based on the concept of services provided during the period;

•

Amounts that the policyholder will always receive, regardless of whether an insured event happens (non-distinct investment components), are not presented in the statement of comprehensive income, but are recognised directly in the statement of financial position;

•	Insurance services results are presented separately from the insurance finance income or expense;

•	Extensive disclosures to provide information on the recognised amounts from insurance contracts and the nature and extent of risks arising from these contracts.

IFRS 17 is effective for annual reporting periods beginning on or after 1 January 2021. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. Retrospective application is required, with comparative figures required. However, if full retrospective application for a group of insurance contracts is impracticable, the entity is required to choose either the modified retrospective approach or the fair value approach.

In March 2020, the IASB decided to defer the effective date for IFRS 17 by two years to reporting periods beginning on or after 1 January 2023. The IASB also decided to extend the exemption currently in place for qualifying insurers regarding the application of IFRS 9, meaning that they could apply both standards for the first time to reporting periods beginning on or after 1 January 2023. As at the approval date of the consolidated financial statements, the amendment to IFRS 17 have not yet been issued by the IASB.

The Group is currently assessing the impact of the standard upon adoption.

IFRS 10 and IAS 28 Amendments – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

Amendments to IFRS 10 and IAS 28 address an inconsistency between the requirements in IFRS 10 and IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments require a full recognition of a gain or loss when the sale or contribution of assets between an investor and its associate or joint venture constitutes a business. For a transaction involving assets that do not constitute a business, a gain or loss resulting from the transaction is recognised in the investor’s profit or loss only to the extent of the unrelated investor’s interest in that associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. The Group will apply these amendments when they become effective.

EMBEDDED VALUE

Assumptions

Economic assumptions: The calculations are based upon assumed corporate tax rate of 25% for all years. The investment return is assumed to be 5% per annum. 14% grading to 18% (remaining level thereafter) of the investment return is assumed to be exempt from income tax. The investment return and tax exempt assumptions are based on the Company’s strategic asset mix and expected future returns. The risk-adjusted discount rate used is 10% per annum.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on the Company’s recent operating experience and expected future outlook.

Summary of Results

The embedded value as at 31 December 2019, the value of one year’s sales for the 12 months ended 31 December 2019, and the corresponding results as at 31 December 2018 are shown below:

Table 1

Components of Embedded Value and Value of One Year’s Sales			RMB million
ITEM		31 December 2019	31 December 2018
A	Adjusted Net Worth	482,793	386,054
B	Value of In-Force Business before Cost of Required Capital	509,515	454,786
C	Cost of Required Capital	(50,220)	(45,788)
D	Value of In-Force Business after Cost of Required Capital (B + C)	459,295	408,998
E	Embedded Value (A + D)	942,087	795,052

F	Value of One Year’s Sales before Cost of Required Capital	63,745	54,728
G	Cost of Required Capital	(5,047)	(5,218)
H	Value of One Year’s Sales after Cost of Required Capital (F + G)	58,698	49,511

Note:	Numbers may not be additive due to rounding.

Value of One Year’s Sales by Channel

The value of one year’s sales for the 12 months ended 31 December 2019 by channel is shown below:

Table 2

Value of One Year’s Sales by Channel		RMB million
Channel	31 December 2019	31 December 2018
Exclusive Individual Agent Channel	52,189	42,839
Bancassurance Channel	6,288	6,357
Group Insurance Channel	221	314

Total	58,698	49,511

Note:	Numbers may not be additive due to rounding.

The new business margin of one year’s sales for the 12 months ended 31 December 2019 by channel is shown below:

Table 3

New Business Margin of One Year’s Sales by Channel

	By FYP		By APE
	31 December	31 December	31 December	31 December
Channel	2019	2018	2019	2018
Exclusive Individual Agent Channel	45.3%	42.2%	45.3%	42.2%
Bancassurance Channel	23.8%	18.7%	23.8%	24.3%
Group Insurance Channel	0.6%	0.8%	0.6%	0.9%

Note:

FYP (First Year Premium) is the written premium used for calculation of the value of one year’s sales and APE (Annual Premium Equivalent) is calculated as the sum of 100 percent of first year regular premiums and 10 percent of single premiums.

Movement Analysis

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period:

Table 4

Analysis of Embedded Value Movement in 2019		RMB million
ITEM
A	Embedded Value at the Start of Year	795,052
B	Expected Return on Embedded Value	66,625
C	Value of New Business in the Period	58,698
D	Operating Experience Variance	128
E	Investment Experience Variance	31,906
F	Methodology, Model and Assumption Changes	(6,846)
G	Market Value and Other Adjustments	3,023
H	Exchange Gains or Losses	198
I	Shareholder Dividend Distribution and Capital Injection	(4,916)
J	Other	(1,781)
K	Embedded Value as at 31 December 2019 (sum A through J)	942,087

Notes:	1)	Numbers may not be additive due to rounding.

	2)	Items B through J are explained below:

		B	Reflects expected impact of covered business, and the expected return on investments supporting the 2019 opening net worth.

		C	Value of one year’s sales for the 12 months ended 31 December 2019.

		D	Reflects the difference between actual operating experience in 2019 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.

		E	Compares actual with expected investment returns during 2019.

		F	Reflects the effects of appraisal methodology and model enhancement, and assumption changes.

		G	Change in the market value adjustment from the beginning of year 2019 to 31 December 2019 and other adjustments.

		H	Reflects the gains or losses due to changes in exchange rate.

		I	Reflects dividends distributed to shareholders during 2019.

		J	Other miscellaneous items.

Sensitivity Results

Sensitivity tests were performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 5

Sensitivity Results			RMB million
		Value of In-Force Business after Cost of Required Capital	Value of One Year’s Sales after Cost of Required Capital
	Base case scenario	459,295	58,698
1.	Risk discount rate +50bps	438,848	55,936
2.	Risk discount rate -50bps	481,260	61,684
3.	Investment return +50bps	541,563	68,296
4.	Investment return -50bps	377,380	49,108
5.	10% increase in expenses	453,307	55,346
6.	10% decrease in expenses	465,282	62,050
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	456,176	57,867
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	462,414	59,532
9.	10% increase in lapse rates	458,735	57,534
10.	10% decrease in lapse rates	459,777	59,902
11.	10% increase in morbidity rates	452,934	56,483
12.	10% decrease in morbidity rates	465,808	60,925
13.	Using 2018 EV appraisal assumptions	458,961	59,483
14.	Allowing for diversification in calculation of VIF	492,975	—

CORPORATE GOVERNANCE

The Company has applied the principles of the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and has complied with all code provisions of the Corporate Governance Code during the Reporting Period.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Annual General Meeting, from Saturday, 30 May 2020 to Monday, 29 June 2020 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Annual General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 29 May 2020.

RECOMMENDATION OF FINAL DIVIDEND, WITHHOLDING AND PAYMENT OF INCOME TAX, AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The Board of Directors has recommended a final dividend of RMB0.73 per share (inclusive of tax), amounting to a total of approximately RMB20,633 million, subject to the approval of shareholders at the forthcoming Annual General Meeting scheduled on Monday, 29 June 2020. If approved, the final dividend is expected to be paid on Wednesday, 26 August 2020 to the H Share shareholders whose names appear on the H Share register of members of the Company on Wednesday, 15 July 2020.

The H Share register of members of the Company will be closed from Thursday, 9 July 2020 to Wednesday, 15 July 2020 (both days inclusive), during which period no transfer of H Shares will be registered. In order to be entitled to the dividend, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Wednesday, 8 July 2020.

According to the Enterprise Income Tax Law of the People’s Republic of China (《中華人民共和國企業所得稅 法》) and its implementation regulations which came into effect on 1 January 2008 and were amended on 29 December 2018 and other relevant rules and regulations, the Company is required to withhold and pay enterprise income tax at the rate of 10% before distributing the 2019 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non- resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Pursuant to the Individual Income Tax Law of People’s Republic of China (《中華人民共和國個人所得稅法》) and its implementation regulations and other relevant rules and regulations, the Company is required to withhold and pay individual income tax before distributing the 2019 final dividend to individual shareholders as appearing on the H Share register of members of the Company (the “Individual H Shareholders”). However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•

For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of final dividend.

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

As to the A Shareholders, it is expected that the Company will complete the distribution of the 2019 final dividend by Monday, 20 July 2020. The Company will announce separately on the Shanghai Stock Exchange details of the arrangement regarding the distribution of the 2019 final dividend to its A Share shareholders.

For Hong Kong investors (including enterprises and individuals) investing in the Company’s A Shares via the Shanghai Stock Connect Program, their dividends will be distributed in RMB by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominee holding such A Shares. The Company will withhold and pay income tax at the rate of 10% on behalf of those investors. For investors via the Shanghai Stock Connect Program who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, those enterprises or individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded. The record date, the dividend distribution date and other arrangements for investors via the Shanghai Stock Connect Program will be the same as those for the Company’s A Share shareholders.

For Shanghai and Shenzhen investors (including enterprises and individuals) investing in the Company’s H Shares via the Hong Kong Stock Connect Program, the Shanghai Branch and the Shenzhen Branch of China Securities Depository and Clearing Corporation Limited, as the nominees of the holders of H Shares for investors via the Hong Kong Stock Connect Program, will receive the dividends distributed by the Company and distribute such dividends to the relevant investors through its depositary and clearing system. The final dividend to be distributed to the investors of H Shares via the Hong Kong Stock Connect Program will be paid in RMB. The record date for investors of H Shares via the Hong Kong Stock Connect Program will be the same as that for the H Share shareholders of the Company. If approved at the Annual General Meeting, the final dividend is expected to be paid by Monday, 31 August 2020 to the investors of H Shares via the Hong Kong Stock Connect Program. Pursuant to the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2014] No. 81) (《關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅 [2014]81 號）) promulgated on 17 November 2014, the Notice on Relevant

Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shenzhen Stock Market and the Hong Kong Stock Market (Cai Shui [2016] No. 127) (《關於深港股票市場交易互聯互通機制試點有關稅收政策的通知》（財 稅[2016]127號）) promulgated on 5 December 2016, the Notice of the Ministry of Finance, the State Administration of Taxation and the China Securities Regulatory Commission on Continuing to Implement the Relevant Individual Income Tax Policy Concerning the Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2017] No. 78)（《財政部、稅務總局、證監會關於繼續執行滬港股票市場交易互聯互通機制有關個人所得稅政策的通知》（財稅 [2017]78 號））promulgated on 17 November 2017 and the Announcement on Continuing to Implement the Relevant Individual Income Tax Policies on the Inter- connected Mechanisms for Trading on the Shanghai and Hong Kong Stock Markets and for Trading on the Shenzhen and Hong Kong Stock Markets and on the Mutual Recognition of Funds between the Mainland and Hong Kong (Announcement No. 93 in 2019 of the Ministry of Finance, the State Administration of Taxation and the China Securities Regulatory Commission)（《關於繼續執行滬港、深港股票市場交 易互聯互通機制和內地與香港基金互認有關個人所得稅政策的公 告》（財政部、稅務總局、證監會公告 2019 年第 93 號））promulgated on 5 December 2019:

•

For Mainland individual investors who invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax at the rate of 20% in the distribution of the final dividend. Individual investors may, by producing valid tax payment proofs, apply to the competent tax authority of China Securities Depository and Clearing Corporation Limited for tax refund relating to the withholding tax already paid abroad. For Mainland securities investment funds that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax in the distribution of the final dividend pursuant to the foregoing provisions;

•

For Mainland enterprise investors that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will not withhold the income tax in the distribution of the final dividend and the Mainland enterprise investors shall file the tax returns on their own.

REVIEW OF ANNUAL RESULTS

The Audit Committee of the Company has reviewed the annual results of the Company for the year ended 31 December 2019. The 2019 consolidated financial statements of the Company prepared in accordance with the International Financial Reporting Standards have been audited by Ernst & Young based on the International Standards on Auditing and Ernst & Young has issued standard unqualified opinions on the 2019 consolidated financial statements.

PUBLICATION OF ANNUAL REPORT

The Company’s annual report will be published on the Company’s website (http://www.e-chinalife.com) and the HKExnews website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) in due course.

This announcement is published in both English and Chinese. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang, Zhao Peng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,

Tang Xin, Leung Oi-Sie Elsie

By Order of the Board
CHINA LIFE INSURANCE COMPANY LIMITED
Wang Bin
Chairman

Beijing, China

25 March 2020